D.T.E. 99-19 July 27, 1999

Joint Petition of Boston Edison Company, Cambridge Electric Light Company, Commonwealth Electric Company and Commonwealth Gas Company for approval by the Department of Telecommunications and Energy pursuant to G.L. c. 164, ss. 94 of a Rate Plan.

------------------------------------------------------------------------

APPEARANCES: Douglas S. Horan, Esq.

Boston Edison Company

800 Boylston Street

Boston, Massachusetts 02199

FOR: BOSTON EDISON COMPANY

Petitioner

and

Michael P. Sullivan, Esq.

John Cope-Flanagan, Esq.

COM/Energy Services Company

One Main Street

P.O. Box 9150

Cambridge, Massachusetts 02142-9150

FOR: CAMBRIDGE ELECTRIC LIGHT COMPANY COMMONWEALTH ELECTRIC COMPANY

COMMONWEALTH GAS COMPANY

Petitioners

and

Robert J. Keegan, Esq.

Robert N. Werlin, Esq.

Keegan, Werlin & Pabian, L.L.P.

21 Custom House Street

Boston, Massachusetts 02110

FOR: BOSTON EDISON COMPANY

CAMBRIDGE ELECTRIC LIGHT COMPANY COMMONWEALTH ELECTRIC COMPANY

COMMONWEALTH GAS COMPANY

Joint Petitioners

Thomas J. Reilly, Attorney General

By: George B. Dean, Assistant Attorney General

John Grugan, Assistant Attorney General

200 Portland Street

Boston, Massachusetts 02114

Intervenor

Kevin M. Nasca, Esq.

Anna Y. Blumkin, Esq.

Division of Energy Resources

100 Cambridge Street, Room 1500

Boston, Massachusetts 02202

FOR: COMMONWEALTH OF MASSACHUSETTS, DIVISION OF ENERGY RESOURCES

Intervenor



Jeffrey M. Bernstein, Esq.

Charles Harak, Esq.

Bernstein, Cushner & Kimmell, P.C.

One Court Street, Suite 700

Boston, Massachusetts 02108

FOR: CAPE LIGHT COMPACT AND

CONSTITUENT MUNICIPALITIES

Intervenors



John A. DeTore, Esq.

Maribeth Ladd, Esq.

Rubin & Rudman

50 Rowes Wharf

Boston, Massachusetts 02110-3319

FOR: MASSACHUSETTS INSTITUTE OF TECHNOLOGY AND PRESIDENTS AND FELLOW OF HARVARD COLLEGE

Intervenors

Robert Ruddock, Esq.

Judith Silvia, Esq.

Associated Industries of Massachusetts

222 Berkeley Street, P.O. Box 763

Boston, Massachusetts 02117

FOR: ASSOCIATED INDUSTRIES OF MASSACHUSETTS

Intervenor

Bryan C. Decker, Esq.

Pyle, Rome & Lichten

90 Canal Street, 4th Floor

Boston, Massachusetts 02108

FOR: UNITED STEELWORKERS OF AMERICA

LOCAL 12004

Intervenor

Bruce Paul

42 Labor-In-Vain Road

Ipswich, Massachusetts 01938-2626

FOR: THE ENERGY CONSORTIUM

Intervenor

David A. Fazzone, Esq.

Doron F. Ezickson, Esq.

Laura S. Olton, Esq.

Emily E. Smith-Lee, Esq.

McDermott, Will & Emery

75 State Street

Boston, Massachusetts 02109

FOR: EASTERN EDISON COMPANY

Limited Participant

Stephen Klionsky, Esq.

260 Franklin Street, 21st Floor

Boston, Massachusetts 02110-3179

FOR: WESTERN MASSACHUSETTS ELECTRIC COMPANY

Limited Participant

Thomas G. Robinson, Esq.

Amy G. Rabinowitz, Esq.

New England Power Service Company

25 Research Drive

Westborough, Massachusetts 01582-0099

FOR: MASSACHUSETTS ELECTRIC COMPANY

Limited Participant

I. INTRODUCTION Page 1

II. PROCEDURAL HISTORY Page 1

III. DESCRIPTION OF THE PROPOSED RATE PLAN Page 3

IV. STANDARD OF REVIEW Page 7

V. RATE PLAN Page 13

A. Four-Year Base Rate Freeze Page 13

1. Joint Petitioners' Proposal Page 13

2. Intervenors' Proposals Page 13

a. Attorney General Page 13

b. DOER Page 14

c. MIT/Harvard Page 15

3. Positions of the Parties Page 16

a. Attorney General Page 16

b. DOER Page 17

c. MIT/Harvard Page 18

d. AIM Page 19

e. Joint Petitioners Page 20

4. Analysis and Findings Page 22

B. Cambridge Electric and ComElectric Rate Adjustments Page 27

1. Introduction Page 27

2. Joint Petitioners' Proposal Page 28

3. Positions of the Parties Page 29

a. MIT/Harvard Page 29

b. Joint Petitioners Page 30

4. Analysis and Findings Page 31

VI. COSTS TO ACHIEVE MERGER Page 33

A. Transaction and System Integration Costs Page 33

1. Joint Petitioners' Proposal Page 33

2. Positions of the Parties Page 36

a. Attorney General Page 36

b. DOER Page 36

c. AIM Page 37

d. Joint Petitioners Page 37

3. Analysis and Findings Page 37

a. Transaction and Regulatory Costs Page 37

b. System Integration Costs Page 41

c. Accounting Deferral Page 45

B. Acquisition Premium Page 46

1. Joint Petitioners' Proposal Page 46

2. Intervenors' Proposals Page 47

a. DOER Page 47

b. MIT/Harvard Page 48

3. Positions of the Parties Page 49

a. Attorney General Page 50

b. DOER Page 50

c. MIT/Harvard Page 53

d. AIM Page 54

e. Joint Petitioners Page 55

4. Analysis and Findings Page 56

C. Merger-Related Savings Page 62

1. Introduction Page 62

2. Positions of the Parties Page 66

a. Attorney General Page 66

b. DOER Page 67

c. AIM Page 67

d. Joint Petitioners Page 67

3. Analysis and Findings Page 68

D. Recovery of Merger-Related Costs Page 73

1. Joint Petitioners' Proposal Page 73

2. Positions of the Parties Page 74

a. Attorney General Page 74

b. DOER Page 75

c. MIT/Harvard Page 76

d. AIM Page 78

e. Joint Petitioners Page 80

3. Analysis and Findings Page 81

E. Allocation Issues Page 86

1. Joint Petitioners' Proposal Page 86

2. Positions of the Parties Page 89

a. Attorney General Page 89

b. DOER Page 89

c. MIT/Harvard Page 90

d. AIM Page 90

e. Joint Petitioners Page 90

3. Analysis and Findings Page 91

VII. SERVICE QUALITY PLAN Page 94

A. Joint Petitioners' Proposal Page 94

B. Position of the Parties Page 97

1. Attorney General Page 97

2. MIT/Harvard Page 97

3. AIM Page 97

4. Joint Petitioners Page 97

C. Analysis and Findings Page 99

1. Introduction Page 99

2. Performance Measures Page 100

3. Performance Benchmarks Page 102

4. Penalty Mechanism Page 106

VIII. CONFIRMATION OF FRANCHISE RIGHTS Page 107

A. Introduction Page 107

B. Analysis and Findings Page 108

IX. ORDER Page 108


I. INTRODUCTION

On February 1, 1999, Boston Edison Company ("Boston Edison"),(1) Cambridge Electric Light Company ("Cambridge Electric"), Commonwealth Electric Company ("ComElectric") and Commonwealth Gas Company ("ComGas")(2) (together, "Joint Petitioners") filed a petition for approval by the Department of Telecommunications and Energy ("Department") of a rate plan pursuant to G.L. c. 164, ss. 94 ("Rate Plan"). The first three named Joint Petitioners are "electric companies" within the meaning of G.L. c. 164, ss. 1; the fourth named is a "gas company" within the meaning of G.L. c. 164, ss. 2. The Rate Plan is filed in conjunction with the merger of the Joint Petitioners' parent companies, BEC Energy and Commonwealth Energy System ("ComEnergy System"). The parent will, upon merger, be called "Nstar," a Massachusetts business trust (Exh. JJJ-2 (Supp.) at 1; Tr. 6, at 664). In addition, the Joint Petitioners requested that the Department determine that no transfer of the franchise rights of Boston Edison, Cambridge Electric, ComElectric, or Commonwealth Gas will result from the merger and related transactions, and therefore, no approval by the Massachusetts General Court is required under G.L. c. 164, ss. 21. The Department docketed this matter as D.T.E. 99-19.

II. PROCEDURAL HISTORY

Pursuant to notice duly issued, the Department conducted public hearings on March 8, 1999 in Cambridge, March 9, 1999, in Hyannis, and March 10, 1999, in Framingham. The Attorney General of the Commonwealth of Massachusetts ("Attorney General") filed a Notice of Intervention pursuant to G.L. c. 12, ss. 11E. The Department allowed the petitions to intervene of the Commonwealth of Massachusetts Division of Energy Resources ("DOER"), Associated Industries of Massachusetts ("AIM"), Cape Light Compact and Constituent Municipalities ("Cape Light Compact"), the Energy Consortium ("TEC"), Massachusetts Institute of
Technology and President and Fellows of Harvard College (together "MIT/Harvard"), and the United Steelworkers of America, Local 12004. In addition, the Department allowed the petitions to participate as limited participants of Eastern Edison Company, Massachusetts Electric Company, and Western Massachusetts Electric Company.

The Department conducted evidentiary hearings from April 22, 1999 through May 11, 1999. The Joint Petitioners presented five witnesses: Thomas J. May, president and chief executive officer of BEC Energy and Boston Edison; Russell
D. Wright, chief executive officer of ComEnergy System; James J. Judge, senior vice president and treasurer of Boston Edison; Thomas J. Flaherty, national partner of Energy Consulting and a partner in the Deloitte & Touche Consulting Group, LLC; and John Scott Magrane, Jr., vice president in the energy and power group of Goldman Sachs & Co.

The Attorney General presented two witnesses: Seabron Adamson, president of London Economics, Inc.; and Raymond Hartman, director of Cambridge Economics, Inc. Richard La Capra, principal of La Capra Associates, testified on behalf of DOER, and MIT/Harvard offered the testimony of Sheree L. Brown, president of SVBK Consulting Group.

The evidentiary record consists of over 400 exhibits, including responses to information requests and record requests (Tr. 10, at 1276-1290), and the testimony presented at the evidentiary hearings. Initial briefs were filed by the Joint Petitioners, Attorney General, DOER, MIT/Harvard, and AIM. Reply briefs were filed by the Joint Petitioners, DOER, MIT/Harvard, and AIM. The Attorney General filed no reply brief. In addition, TEC filed written comments.

III. DESCRIPTION OF THE PROPOSED RATE PLAN

The Rate Plan has been proposed as part of a merger between BEC Energy and ComEnergy System into a new holding company, Nstar.(3) Holders of BEC Energy and ComEnergy System common shares will exchange their shares for a combination of cash and stock in Nstar (Exhs. JJJ-2, at 2-10; JSM-1, at 7).(4) For those shareholders who elect to exchange their shares for cash, $200 million dollars will be allocated to BEC Energy shareholders and $100 million will be allocated to ComEnergy System shareholders (Exhs. JJJ-1, at 2-3; JSM-1, at 7). The cash portion of the transaction is expected to be financed primarily through current cash balances and internally generated funds (Exh. JSM-1, at 7). At the close of the merger, current BEC Energy shareholders are projected to own approximately 68 percent of Nstar's common stock and current ComEnergy System shareholders are projected to own approximately 32 percent of Nstar's common stock (id.).

The Rate Plan has three major elements: (1) a four-year freeze in distribution rates for the Joint Petitioners from the date of the consummation of the merger;(5) (2) the recovery of merger related costs; and (3) a service-quality plan (Exh. RDW-1, at 9). The Rate Plan affects only the distribution rates because the other components of customer bills either are reconciling components (i.e., costs for which dollar-for-dollar recovery is permitted) or lie outside the Department's jurisdiction (Exh. JJJ-1, at 5-6). Accordingly, for Boston Edison, Cambridge Electric, and ComElectric, the transition costs, transmission services,(6) standard offer service, and default service charges are not covered by the Rate Plan and will not be affected by the rate freeze (id.). Similarly for ComGas, reconciling rate elements, like the cost of gas adjustment clause and local distribution adjustment clause (see Bay State Gas Company, D.P.U. 95-104 (1995); Boston Gas Company, D.P.U. 93-60, at 267 (1993)), are not
included in the Rate Plan and are not covered by the rate freeze (id.).(7) The existing retail distribution rates for Cambridge Electric and ComElectric under the Rate Plan will be adjusted to include the demand-side management ("DSM") and renewable-energy charges that were mandated as part of the Electric Restructuring Act of 1997 ("Act")(8) (Exh. RDW-1, at 11).

The proposed Rate Plan will freeze distribution rates for a period of four years (Exh. RDW-1, at 10-11). Following the expiration of the rate freeze, distribution rates established by the Department in any base rate proceeding would account for savings gained as a result of the merger, net of the recovery of merger-related costs. There are three general categories of costs that will be incurred to realize the benefits of the merger: (1) transaction costs incurred in developing, executing, and obtaining the necessary approvals for the merger; (2) system integration costs incurred to achieve the synergies anticipated from the merger; and (3) the cost to BEC Energy's shareholders associated with the merger; i.e., the premium over book value received by ComEnergy System's shareholders ("acquisition premium")(9) (Exhs. JJJ-1, at 4-5; TJF-5U). The precise amount of the acquisition premium will not be determined until the closing of the merger because the structure of the transaction involves an exchange ratio of 1.05 Nstar shares for each share of ComEnergy System and because ComEnergy System's book value is subject to change between the dates of the agreement to merge and the actual closing (Exh. JJJ-1, at 4).(10) Similarly, the exact amount of the transaction costs will not be known until the merger is completed.(11)

The costs associated with the merger will be recovered in two ways. Under the Rate Plan, transaction and system integration costs will be amortized for ratemaking purposes over a ten-year period and the acquisition premium will be amortized over a 40-year period.(12) While the transaction costs and most of the system integration costs will be expended during the first three years, some portion of the system integration costs will be incurred in subsequent years
(Exh. TJF-4). For ratemaking purposes,(13) the Rate Plan includes an amortization of $13.5 million per year in transaction, system integration costs, and associated tax effects over a period of ten years (Tr. 8, at 1040-1042). The Joint Petitioners stated that the amortization level is subject to adjustment in future rate proceedings if the actual transaction and system integration costs deviate from the projected levels in later years (Tr. 8, at 1040-1042). Similarly, the Rate Plan includes an amortization of $20.6 million per year for 40 years for the acquisition premium (Exh. JJJ-1, at 9).

Based on the estimates of merger-related costs, during the first ten years after the merger, the average amount and associated tax effect of merger-related costs will be approximately $34.1 million per year ($20.6 million for the amortization of the acquisition premium plus $13.5 million for amortization of the transaction and system integration costs) (Exh. JJJ-1, at 9). During the subsequent 30-year period, after recovery of the transaction costs is completed, the annual amortization of the remaining unamortized acquisition premium and associated tax effect will total approximately $20.6 million (id.).

The final element of the Joint Petitioners' proposal is the implementation of a service quality plan to ensure, consistent with Department precedent, that there will be no degradation of service as a result of the merger. The Joint Petitioners propose to track and monitor service quality in a number of areas, to demonstrate that the level of service quality will not be adversely affected by the merger (Exhs. RDW-1, at 19-21; RDW-6; JJJ-1, at 15-16; JJJ-3).

IV. STANDARD OF REVIEW

The petition before the Department is unlike those considered in Eastern-Essex Acquisition, D.T.E. 98-27 (1998), NIPSCO/Bay State Acquisition, D.T.E. 98-31
(1998), or Eastern-Colonial Acquisition, D.T.E. 98-128 (1999). The instant petition arises from a merger of two Massachusetts business trusts that are sole owners of four regulated utilities. That merger transaction does not fall directly under G.L. c. 164, ss. 96; but it does have G.L. c. 164, ss. 96 implications, because of the resultant request to push the acquisition premium onto the books of the regulated subsidiaries and because of the associated Rate Plan offered for G.L. c. 164, ss. 94 approval. This petition requires some degree of adaptation of our standard of review to deal with the circumstances presented by this case. Such adaptation is warranted because the public interest standard underlies both Sections 94 and 96 of Chapter 164.

The petition seeks G.L. c. 164, ss. 94 approval of a Rate Plan designed as a component of an overall merger of two holding companies. The Rate Plan makes specific provision for the recovery of the costs to be incurred in completing the merger, including transaction costs, acquisition premiums, and system integration expenses. The Joint Petitioners consider the Rate Plan to be a fundamental component of the merger. They argue that it is appropriate for the Department to apply the public interest standard associated with G.L. c. 164, ss. 96 merger petitions in evaluating the Rate Plan (Exh. TJM-1, at 12). We agree. An evaluation of the Rate Plan in a merger context necessitates an examination of those features of the Rate Plan that are intended to provide for recovery of the costs associated with the merger. Accordingly, in making a determination pursuant to G.L. c. 164, ss. 94 whether the rates that would result from the Rate Plan are just and reasonable and in the public interest, the Department's judgment is informed by the G.L. c. 164, ss. 96 public interest standard.

The public interest standard is statutorily explicit in G.L. c. 164, ss. 96 and lies at the heart of G.L. c. 164, ss. 94 by judicial construction. Although the public interest standard is also explicit in G.L. c. 164, ss. 94's provisions for review of contracts for sale of gas and electricity, G.L. c. 164, ss. 94 speaks generally in terms of the "propriety of rates." The Department has considerable discretion in assessing the "propriety" of rate petitions submitted under G.L. c. 164, ss. 94; and the Court has often so held. See American Hoechest Company v. Department of Public Utilities; 379 Mass. 408, 411, 412, 413
(1980) (Department free to select or reject particular method of regulation as long as choice not confiscatory or otherwise illegal). The Supreme Judicial Court has construed G.L. c. 164, ss. 94 as requiring a public interest judgment by the Department in a number of cases: Massachusetts Oilheat Council v. Department of Public Utilities, 418 Mass. 798, 804 (1994); Boston Real Estate Board v. Department of Public Utilities, 334 Mass. 477, 495 (1956) ("[t]he controlling consideration of the [D]epartment's statutory regulatory powers is implicit throughout the statute. It is the standard which supports the grant of power over rates and regulations in general and it is not necessary to specify further"); Massachusetts Institute of Technology v. Department of Public Utilities, 424 Mass. 856, 867 (1997) ("we concur that the recovery of prudent and verifiable stranded costs incurred by utility companies, as appropriately authorized, is in the public interest."). See also Wolf v. Department of Public Utilities, 407 Mass. 363, 369 (1990) ("the mission of the agency is to regulate in the public interest," citing Zachs v. Department of Public Utilities, 406 Mass. 217, 223-224 (1989)). Recent Department orders also apply a public interest standard in G.L. c. 164, ss. 94 cases: Tewksbury LNG, D.P.U. 97-49, at 27-28 (1997); Fitchburg Gas and Electric Light Company Energy Bank, D.P.U. 95-75, at 9 (1995); and Cambridge Electric Light Company, D.P.U. 94-101/95-36, at 8 (1995).

The corporate consolidation proposed here results in the ownership and operation of four utilities ultimately by a single business trust. The creation of Nstar and the mergers of ComEnergy System and BEC Energy into Nstar-owned holding companies occurs outside the purview of G.L. c. 164, ss. 96, but the effects of the Rate Plan fall squarely under G.L. c. 164, ss. 94. The situation exhibits certain features that make it one of first impression. Because "the mission of the agency is to regulate in the public interest," Wolf, 407 Mass. at 369, we craft and apply a standard that amalgamates both G.L. c. 164, ss.ss. 94 and 96's kindred public interest requirements. Where statutes of general application allow a broad range of regulatory discretion but do not speak in particularized terms to an instant case, the Court has recognized that "the decision regarding what standard to apply is left to the [D]epartment's discretion." Wolf, 407 Mass. at 370 (in the parallel context of G.L. c. 159).

Where a rate proposal is presented that differs from past procedures, the Department has devised a standard appropriate to that proposal. The public interest standard, with particular reference to G.L. c. 164, ss. 96 criteria, is a reasonable guide for assessing the G.L. c. 164, ss. 94 Rate Plan presented here. Both the Court and the Department itself have, as noted, recognized that the public interest standard "supports the [Department's] grant of power over rates." Boston Real Estate Board, 334 Mass. at 495.

The Department's authority to review and approve mergers and acquisitions is found at G.L. c. 164, ss. 96, which, as a condition for approval, requires the Department to find that mergers and acquisitions are "consistent with the public interest." In Boston Edison Company, D.P.U. 850, at 6-8 (1983), the Department construed the G.L. c. 164, ss. 96 standard of consistency with the public interest as requiring a balancing of the costs and benefits attendant on any proposed merger or acquisition. The Department stated that the core of the consistency standard was "avoidance of harm to the public." Boston Edison Company, D.P.U. 850, at 5 (1983). Therefore, under the terms of D.P.U. 850, a proposed merger or acquisition is allowed to go forward upon a finding by the Department that the public interest would be at least as well served by approval of a proposal as by its denial. Eastern-Colonial Acquisition, D.T.E. 98-128, at 5 (1999); NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 9 (1998); Eastern-Essex Acquisition, D.T.E. 98-27, at 8 (1998); Boston Edison Company, D.P.U. 850, at 5-8 (1983). The Department has reaffirmed that we would consider the potential gains and losses of a proposed merger to determine whether the proposed transaction satisfies the G.L. c. 164, ss. 96 standard. NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 8 (1998); Eastern-Essex Acquisition, D.T.E. 98-27 at 8 (1998); Boston Edison Company/Boston Edison Mergeco Electric Company, D.P.U./D.T.E. 97-63, at 7 (1998). The public interest standard, as elucidated in D.P.U. 850, must be understood as a "no net harm," rather than a "net benefit" test.(14) Eastern-Colonial Acquisition, D.T.E. 98-128, at 5 (1999); NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 9-10 (1998); Eastern-Essex Acquisition, D.T.E. 98-27, at 8 (1998); Mergers and Acquisitions, D.P.U. 93-167-A at 7
(1994). The Department considers the special factors of an individual proposal to determine whether it is consistent with the public interest. Eastern-Colonial Acquisition, D.T.E. 98-128, at 5 (1999); NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 9-10 (1998); Eastern-Essex Acquisition, D.T.E. 98-27, at 8 (1998);
Boston Edison Company/Boston Edison Mergeco Electric Company, D.P.U./D.T.E. 97-63, at 7 (1998); Mergers and Acquisitions, D.P.U. 93-167-A at 7-9 (1995). To
meet this standard, costs or disadvantages of a proposed merger must be accompanied by offsetting benefits that warrant their allowance. Eastern-Colonial Acquisition, D.T.E. 98-128, at 5-6 (1999); NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 9-10 (1998); Eastern-Essex Acquisition, D.T.E. 98-27, at 8 (1998); Boston Edison Company/Boston Edison Mergeco Electric Company, D.P.U./D.T.E. 97-63, at 7 (1998); Mergers and Acquisitions, D.P.U. 93-167-A at 18-19 (1995).

Various factors may be considered in determining whether a proposed merger or acquisition is consistent with the public interest pursuant to G.L. c. 164, ss.
96. These factors were set forth in Mergers and Acquisitions: (1) effect on rates; (2) effect on the quality of service; (3) resulting net savings; (4) effect on competition; (5) financial integrity of the post-merger entity; (6) fairness of the distribution of resulting benefits between shareholders and ratepayers; (7) societal costs; (8) effect on economic development; and (9) alternatives to the merger or acquisition. Mergers and Acquisitions, D.P.U. 93-167-A at 7-9 (1995). This list is illustrative and not "exhaustive," and the Department may consider other factors, or a subset of these factors, when evaluating a G.L. c. 164, ss. 96 proposal. Eastern-Colonial Acquisition, D.T.E. 98-128, at 6 (1999)

Among these factors, the Department stated that it would consider societal costs, such as job loss. Mergers and Acquisitions, D.P.U. 93-167-A at 7-8
(1994). We do not lightly regard the effect of this or any other merger on employment. Eastern-Essex Acquisition, D.T.E. 98-27, at 44 (1998). Proponents of mergers or acquisitions must demonstrate that they have a plan for minimizing the effect of job displacement on employees. Id. As the bulk of the merger-related savings relate to employment, the Department specifically addresses the societial cost factor herein (Exh. TJF-1, at 6).

The Department's determination whether the merger or acquisition meets the requirements of G.L. c. 164, ss. 96 must rest on a record that quantifies costs and benefits to the extent that such quantification can be made.
Eastern-Colonial Acquisition, D.T.E. 98-128, at 7 (1999); NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 11 (1998); Eastern-Essex Acquisition, D.T.E. 98-27, at 9 (1998). To avoid an adverse result, a petitioner cannot rest its case on generalities, but must instead demonstrate benefits that justify the costs, including the cost of any acquisition premium sought. Eastern-Colonial Acquisition, D.T.E. 98-128, at 7 (1999); NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 11 (1998); Eastern-Essex Acquisition, D.T.E. 98-27, at 10 (1998);
Mergers and Acquisitions, D.P.U. 93-167-A at 7 (1995). Such a demonstration is particularly relevant in this case, where the Joint Petitioners offer merger-related savings as a way to recover the costs associated with the merger.

V. RATE PLAN

A. Four-Year Base Rate Freeze

1. Joint Petitioners' Proposal

The Joint Petitioners proposed not to raise any of Boston Edison's, Cambridge Electric's, ComElectric's, and ComGas' distribution rates for four years following the consummation of the merger, unless exogenous factors result in cost changes (Exh. RDW-1, at 9). The Joint Petitioners define exogenous costs as changes in tax laws, in accounting principles, and in regulatory, judicial, or legislative requirements (Exh. MIT/Harvard 1-26). The Joint Petitioners have not proposed a threshold level for petitions to recover exogenous costs (Tr. 8, at 1017-18).

2. Intervenors' Proposals

a. Attorney General

The Attorney General proposed to compare Boston Edison's, Cambridge Electric's, ComElectric's, and ComGas' current rates to what they would be during each of the four years of the proposed rate freeze if determined using a price cap formula under performance-based regulation ("PBR") (Exhs. AG-1; AG-2; AG-3).(15) The Attorney General proposed a price cap formula for Boston Edison, Cambridge Electric, and ComElectric that used a productivity offset of 2.40 percent, which was composed of a total factor productivity change of 1.9 percent and a consumer dividend factor(16) of 0.5 percent (Exhs. AG-1, at 9; AG-2).

With respect to the inflation component of the price cap formula, the Attorney General used the McGraw Hill DRI forecast, which projected inflation for each of the years 2000 through 2004 to be 1.39, 1.65, 1.90, 1.99, and 2.12 percent, respectively (Exh. AG-3). For ComGas, the Attorney General's price cap formula used a productivity offset of 1.85 percent, composed of an accumulated inefficiencies(17) factor of 0.85 percent and a future expected productivity growth factor of 1.0 percent (Exh. AG-1, at 9-10). The Attorney General concluded that each of the regulated companies would experience rate decreases under PBR (Attorney General Brief at 19).

b. DOER

DOER estimated that during the four-year rate freeze period the Joint Petitioners would forgo recovery of $136.4 million in merger-related costs, but would retain savings projected to total $197.4 million (Exh. LAC at 6). DOER argues that the Joint Petitioners' base rates should be lowered so that the projected net savings of $61.0 million would go to their customers (id. at 28).

According to DOER, the rate decrease should be determined in the following manner. First, DOER proposed that the Joint Petitioners should lower their base rates by the projected gross savings in year five of the Rate Plan net of any acquisition premium amortization expense and merger-related amortization expense approved by the Department (id. at 29). Second, DOER recommended that for each of the first four years of the Rate Plan, the Joint Petitioners should implement a rate adder(18) that is calculated by taking the difference between the projected gross savings in year five of the Rate Plan and the projected gross savings for each of the first four years of the Rate Plan, respectively (id. at
29). The rate decrease would be allocated on a pro-rata basis across distribution companies and customer classes (id. at 29).

c. MIT/Harvard

MIT/Harvard estimated that the Joint Petitioners expected to achieve merger-related savings of approximately $197.4 million over the four-year rate freeze period, and retain approximately $90 million, representing the sum of:
(1) $45 million in net pre-tax merger-related savings; (2) $5.5 million in pre-merger initiatives; and (3) $40 million associated with the recovery of the non-cash portion of the acquisition premium, over the same period (Exhs. SLB-1, at 18-19; SLB-3). MIT/Harvard determined that the Joint Petitioners would have net merger-related savings of approximately $95 million over the rate freeze period, which could be shared equitably by the Joint Petitioners and their ratepayers (Exh. SLB-1, at 42).

Therefore, MIT/Harvard proposed that the Joint Petitioners should be required to reduce current rates by the $45 million in net savings plus the associated taxes of $29.1 million, for a total of approximately $74.1 million during the term of the rate freeze (for a rate reduction of approximately $18.5 million annually) (id., at 42-43; Exh. SLB-3). MIT/Harvard proposed to allocate the rate reduction between Boston Edison and ComEnergy System based on the number of administrative and general employees as of 1997, whereby Boston Edison's ratepayers would receive a annual rate reduction of approximately $10.5 million, and ComEnergy System's ratepayers would receive an annual rate reduction totaling approximately $8.0 million (Exh. SLB-1, at 43-44). MIT/Harvard proposes to allocate the reduction attributable to ComEnergy System among Cambridge Electric, ComElectric, and ComGas based on the total 1997 administrative and general expenses as of 1997, producing annual rate reductions of approximately $.9 million for Cambridge Electric, $3.0 million for ComGas, and $4.1 million for ComElectric (id.).

3. Positions of the Parties

a. Attorney General

The Attorney General argues that for the proposed rate freeze to satisfy the no net harm standard, the Joint Petitioners must first demonstrate that the current rates are just and reasonable (Attorney General Brief at 18). The Attorney General maintains that the Joint Petitioners made no attempt to demonstrate that their current rates are just and reasonable (id.). In support of his position, the Attorney General notes that the most recent full reviews of Cambridge Electric's, ComElectric's, and ComGas' rates were in 1993, 1991, and 1991, respectively (id., citing Cambridge Electric Light Company/Commonwealth Electric Company/Canal Electric Company, D.P.U./D.T.E.
97-111, at 37 (1998)).

According to the Attorney General, if PBR is employed during the term of the rate freeze, then the base rates for all four distribution companies would be reduced (Attorney General Brief at 19). Therefore, the Attorney General concludes that the record demonstrates that rather than producing savings for customers, the Rate Plan deprives them of PBR-based rate decreases, to the benefit of shareholders (id.). Consequently, the Attorney General considers that the proposed four-year rate freeze fails to meet the no net harm standard and therefore should be denied (id. at 18).

b. DOER

DOER argues that the Department should reject the Joint Petitioners' proposal to freeze rates for four years, maintaining that the rates that will be in effect during the rate freeze period should be lower than the Joint Petitioners' current rates (DOER Brief at 18, citing Exhs. LAC; LAC-1). In support of its position, DOER advances two reasons. First, DOER argues that the Joint Petitioners' current rates are too high, and therefore cannot be considered just and reasonable (DOER Brief at 18). According to DOER, pursuant to G.L. c. 164, ss. 94, the burden is on the Joint Petitioners to demonstrate that their proposed Rate Plan results in just and reasonable rates (DOER Reply Brief at 3). DOER claims that industry restructuring has lowered the Joint Petitioners' costs because of (1) a decrease in capital costs caused by the divestiture of relatively risky generating assets, and (2) the retirement of some high-cost debt with proceeds retained by the Joint Petitioners in excess of their debt obligations on divested generation assets through the use of securitization (DOER Brief at 18-19).

Second, DOER argues that the Joint Petitioners' current rates should be lowered to ensure that their customers receive some of the savings that the Joint Petitioners maintain will materialize (id. at 20). DOER estimates that the Joint Petitioners would retain over $100 million in net savings over the proposed four-year rate freeze (DOER Reply Brief at 2). DOER reasons that because the likelihood of the merger savings materializing is primarily under the Joint Petitioners' control, it is essential that the ratemaking treatment of the costs and savings create an incentive for the Joint Petitioners to deliver on their customer savings projections (DOER Brief at 20). DOER asserts that the proposed rate freeze creates an incentive for the Joint Petitioners to achieve the projected savings only until the point at which they are expecting a base rate case, with decreased incentives thereafter (id. at 20-21; DOER Reply Brief at 2). Therefore, DOER concludes that the Joint Petitioners' proposed four-year rate freeze is inconsistent with the Department's objectives of ensuring economic efficiency and cost control (DOER Brief at 21).

c. MIT/Harvard

Like DOER, MIT/Harvard argues that the Department should reject the Joint Petitioners' proposal to freeze Cambridge Electric's rates for four years because it will not result in just and reasonable rates (MIT/Harvard Brief at 13). According to MIT/Harvard, a four-year rate freeze provides no additional benefit to ratepayers beyond those mandated by the Act, i.e., an initial ten percent rate reduction at the commencement of retail choice and a 15 percent reduction by September 1, 1999 (id. at 14). Furthermore, MIT/Harvard notes that the Act mandated that distribution companies preserve the economic value of those mandated rate reductions for the seven-year duration of the transition period required under the Act, which covers the entire rate freeze period proposed by the Joint Petitioners (id.). Therefore, MIT/Harvard maintains that absent the Rate Plan, it is unlikely that the Joint Petitioners would have raised their distribution rates during the next four years (id.).

With respect to the Joint Petitioners' claim that the rate freeze protects customers against likely rate increases, MIT/Harvard states that Cambridge Electric failed to provide evidence demonstrating that, but for the rate freeze, there would have been sufficient increases in distribution costs to justify rate increases (id.). MIT/Harvard argues that the record evidence, such as Cambridge Electric's return on equity of 16.7 percent for the year 1998, supports a full reexamination of Cambridge Electric's costs collected through base rates (id. at 14-15). Therefore, MIT/Harvard argues that the Joint Petitioners have failed to demonstrate that the current rates are just and reasonable (MIT/Harvard Reply Brief at 4).

Finally, MIT/Harvard argues that the Joint Petitioners' current rates should be lowered now, rather than wait for the next base rate case, to ensure that their ratepayers receive some of the savings that the Joint Petitioners maintain will materialize (MIT/Harvard Brief at 15-16, citing Exhs. SLB-1, at 18; SLB-3; MIT/Harvard Reply Brief at 6). MIT/Harvard argues that it is not fair for the Joint Petitioners' shareholders to keep all the projected savings that materialize during the rate freeze period (MIT/Harvard Brief at 17). With respect to the Joint Petitioners' assertion that there will be a six-month delay in achieving merger-related savings, MIT/Harvard argues that the Joint Petitioners will achieve savings during the overall term of the rate freeze (MIT/Harvard Reply Brief at 8). By way of illustration, MIT/Harvard asserts that the largest area of synergies, over $400 million, represents labor cost savings that would be achieved shortly after the merger's closing date (id.).

d. AIM

AIM states that under the Rate Plan, all net savings accrued during the rate freeze period will go to the Joint Petitioners' shareholders (AIM Brief at 10). According to AIM, this result provides a perverse incentive for the Joint Petitioners to achieve as much savings as possible during the first four years and then become less aggressive on cost-containment measures in subsequent years as the net savings incentive disappears (id. at 11). AIM argues that if the Department grants the Joint Petitioners recovery of an acquisition premium without passing on some of the projected savings, then all the risks associated with the merger would be absorbed by the ratepayers, not the Joint Petitioners (id.).

e. Joint Petitioners

According to the Joint Petitioners, by freezing rates for four years, ratepayers are shielded from a possible rate increase that could result from: (1) failure to achieve the anticipated cost savings in the early years, and (2) inflationary increases in costs (Joint Petitioners Brief at 8, citing RDW-1, at 10-11). The Joint Petitioners assert that in real terms, rates will be at or below what they otherwise would have been in the absence of the merger (Joint Petitioners Brief at 30; Joint Petitioners Reply Brief at 19). The Joint Petitioners maintain that the estimated nature of merger-related costs and merger-related synergies does not affect this conclusion (Joint Petitioners Reply Brief at 19). The Joint Petitioners note that the four-year rate freeze is a voluntary commitment by the Joint Petitioners that does not affect the rights of either the Department or the Attorney General to seek a review of rates pursuant to G.L. c. 164, ss. 93 (id.). With respect to AIM's argument that the Joint Petitioners' customers are absorbing all the risks, the Joint Petitioners state that customers would receive all the savings in excess of the actual merger-related costs (id.). Also, the Joint Petitioners note that the Rate Plan neither provides for any return on the unamortized merger-related costs nor guarantees that the Joint Petitioners will receive or benefit from any of the net merger-related savings (id. at 19, n.13).

According to the Joint Petitioners, PBR is not a part of the Rate Plan and therefore is not relevant in this proceeding (id. at 36-37). The Joint Petitioners contend that, even if a price-cap analysis is a relevant proxy for rate changes, the Attorney General's analysis is flawed (Joint Petitioners Reply Brief at 17). The Joint Petitioners argue that the Attorney General's witnesses provided a flawed analysis of productivity offsets to be applied in a price cap formula (Joint Petitioners Brief at 36). The Joint Petitioners state that in the case of the Attorney General's selected productivity factor for ComGas, the Attorney General's witness arbitrarily adjusted historical productivity factors and provided no credible evidentiary basis for his selected productivity offset or accumulated inefficiencies (id. at 37, citing Exh. AG-1, at 7-9). In the case of the electric utilities, the Joint Petitioners claim that the Attorney General's witness measured productivity growth for the 1990 through 1995 time period during which most electric utilities provided generation, distribution, and transmission service (id. at 38). The Joint Petitioners state that because they have divested their generation assets, the productivity offset proposed by the Attorney General's witness is not relevant and should be rejected (id.).

Additionally, the Joint Petitioners argue that the inflation projections used by the Attorney General's witnesses in their proposed price cap formula understate inflation (Joint Petitioners Reply Brief at 17). The Joint Petitioners claim that the Attorney General should have used the inflation forecast produced by the Wharton Economic Forecast Association, Inc. ("WEFA") as the inflation projections (id. at 18, citing RR-JP-1). The Joint Petitioners state that when the WEFA inflation numbers are applied to a productivity offset of 1.5 percent, which is the productivity offset approved for Boston Gas Company in D.P.U. 96-50-C (Phase I), ratepayers will experience an overall increase of approximately $47 million over current rates (id. at 18, citing Exh. AG 1-39). Therefore, the Joint Petitioners conclude that even if a Department-approved price-cap formula were to be adopted, the four-year rate freeze would leave customers no worse off (id.).

4. Analysis and Findings

The current distribution rates for Boston Edison, Cambridge Electric, ComElectric, and ComGas have been approved by the Department as just and reasonable pursuant to G.L. c. 164, ss. 94. See Boston Edison Company, D.T.E. 96-23, at 25-32 (1998); Cambridge Electric Light Company/Commonwealth Electric Company/Canal Electric Company, D.P.U./D.T.E. 97-111, at 38-40 (1998);
Commonwealth Gas Company, D.P.U. 91-60 (1993). Nevertheless, the Attorney General, DOER, and MIT/Harvard contend that the Joint Petitioners must specifically demonstrate that current rates are just and reasonable for the purposes of the proposed Rate Plan. We disagree with the intervenors for the following reasons. First, a traditional rate case demonstration that a company's rates produce no more or less than a reasonable level of earnings is required when: (1) a company requests a general increase in rates pursuant to G.L. c. 164, ss. 94, or (2) the Department determines that it is necessary to review a company's rates pursuant to G.L. c. 164, ss. 93. Neither of these conditions apply in this case.

The Joint Petitioners are not proposing a general distribution rate increase; rather, they are proposing to freeze rates at a level that has been determined by the Department to be just and reasonable. In terms of the second condition, there is no evidence that demonstrates the Joint Petitioners' current distribution rates are not just and reasonable. The fact that Cambridge Electric earned a return on equity greater than that provided for in D.P.U. 93-250 during a single year and has implemented some cost saving measures is not sufficient to demonstrate that their current rates are not just and reasonable. Until subsequent rates for any of the Joint Petitioners are established, their current base rates are adjudged to be just and reasonable. A mere assertion to the contrary cannot displace those adjudicated results. Id.

The Department has reviewed a company's earnings in the context of adopting an alternative regulation plan, in order to determine whether the starting rates for such a plan are reasonable. Boston Gas Company, D.P.U. 96-50, at 346-347
(1996); NYNEX Price Cap, D.P.U. 94-50 (1995). However, the Rate Plan in this case is not an alternative form of regulation. In both NYNEX and Boston Gas, the companies proposed regulatory plans that provided for changes in rates over the terms of those plans. As noted above, in this case, the Joint Petitioners are proposing simply to freeze rates, not to define how rates may change in the future

In addition, with respect to the Attorney General's PBR comparison, the distribution rates for Boston Edison, Cambridge Electric, ComElectric, and ComGas are not set under a PBR. While the Act authorizes the Department to implement PBR, the PBR regulatory scheme is not mandatory. St. 1997, c. 164, ss. 193; G.L. c. 164, ss. 1E. See Eastern-Colonial Acquisition, D.T.E. 98-128, at 16
(1999), citing Massachusetts Oilheat Council, 418 Mass. at 803-804. The Joint Petitioners have not proposed a PBR, but a Rate Plan that incorporates a four-year rate freeze; it is not a traditional general rate case. The Department finds that the Joint Petitioners' proposal to freeze rates for a four-year period does not conflict with either the Act or with the Department's efforts to implement PBR. Eastern-Colonial Acquisition, D.T.E. 98-128, at 17 (1999). See also Eastern-Essex Acquisition, D.T.E. 98-27 at 16-17 (1998). Therefore, the Department finds comparing the individual companies' rates to those under the Attorney General's hypothetical PBR is not appropriate.

With respect to the argument that the Joint Petitioners may reap excessive net savings from the Rate Plan, there is nothing in the merger that restricts the rights of the Attorney General or any other party to seek a review of rates in accordance with G.L. c. 164, ss. 93 (Tr. 6, at 830-831). Eastern-Essex Acquisition, D.T.E. 98-27, at 14 (1998). The Department will monitor the earnings of each of the Joint Petitioners's distribution companies. Should the Department have a reason to believe that a company's earnings are excessive, the Department would conduct an investigation of that company's rates pursuant to G.L. c. 164, ss. 93.

On balance, the Department considers ratepayers to be better served by a commitment now to a four-year rate freeze than by conducting a rate case examination now of actual cost savings and cost increases. Since the rate freeze does not include an adjustment for inflation, it actually represents a "real" rate decrease for customers over the four-year period. This is contrasted to the uncertainty associated with litigating the costs and benefits associated with this merger in a traditional rate case. In view of the time that has elapsed since the Joint Petitioners' previous G.L. c. 164, ss. 94 rate applications, the Department considers it probable that the results of a G.L. c. 164, ss. 94 investigation would be a conclusion that an increase over the Joint Petitioners' present base rates would be warranted. Accordingly, the Joint Petitioners' ratepayers would be at least as well off with the proposed base rate freeze as they would be absent the proposed merger. Therefore, the Department finds the Petitioners' proposal to freeze Boston Edison's, Cambridge Electric's, ComElectric's, and ComGas' base distribution rates for four years following consummation of the merger to be consistent with the public interest.(19)

With respect to the Joint Petitioners' proposed exogenous cost adjustment, the Department has defined exogenous costs as positive or negative cost changes beyond a company's control that would significantly affect the Company's operations. Eastern-Colonial Acquisition, D.T.E. 98-128, at 55 (1999); NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 18 (1998); Eastern-Essex Acquisition, D.T.E. 98-27, at 19 (1998). The Joint Petitioners' proposed list of exogenous factors is identical to that set forth and accepted by the Department in NIPSCO-Bay State Acquisition, D.T.E. 98-31 (1998), Eastern-Essex Acquisition, D.T.E. 98-27 (1998), and Boston Gas Company, D.P.U. 96-50 (1996). For purposes of the Rate Plan, exogenous factors shall be defined, for Boston Edison, Cambridge Electric, and ComElectric, as those positive or negative cost changes actually beyond the Joint Petitioners' control that uniquely affect the electric distribution industry. For ComGas, exogenous factors shall be those positive or negative cost changes actually beyond the Joint Petitioners' control that uniquely affect the local gas distribution industry. See Boston Gas Company, D.P.U. 96-50 (Phase One), at 292 (1996). If, during the term of the Rate Plan, the Joint Petitioners seek to recover any exogenous cost, they must propose exogenous cost adjustments, with supporting documentation and rationale, to the Department for determination as to the appropriateness of recovery of the proposed exogenous costs.

As noted, the Joint Petitioners have proposed no threshold for a cost change to qualify as an exogenous cost. The Department has stated that there should be a threshold for qualification as an exogenous cost in order to avoid costly regulatory process over minimal dollars. Eastern-Colonial Acquisition, D.T.E. 98-128, at 55 (1999); NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 18 (1998);
Boston Gas Company, D.P.U. 96-50, at 288 (1996). Therefore, the Department has required that any individual exogenous cost must exceed a threshold in order to qualify for recovery. NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 18 (1998); Boston Gas Company, D.P.U. 96-50, at 288 (1996). The Department considered a threshold for the opportunity to recover exogenous costs in Eastern-Colonial Acquisition, D.T.E. 98-128, at 55 (1999).(20) There, the Department found that the effect of any individual exogenous cost must exceed $250,000 in a particular year in order for those petitioners to request recovery. The Department finds that a principle of proportionality relating to the Joint Petitioners' operating revenues is called for and so proportions the threshold set for the Joint
Petitioners to that set for Colonial Gas Company ("Colonial"). To make a determination regarding an appropriate threshold here, the Department compares the Joint Petitioners' and Colonial's operating expenses in 1998. The Department notes that Colonial's 1998 operating revenues were $167,978,495, which is approximately 10.4 percent of those of Boston Edison, 141.5 percent of those of Cambridge Electric, 39.6 percent of those of ComElectric, and 58.1 percent of those of ComGas (Exh. AG 1-5).(21) The Department determines that threshold amounts of $2,400,000 for Boston Edison, $175,000 for Cambridge Electric, $625,000 for ComElectric, and $425,000 for ComGas are reasonable.(22) Therefore, any individual exogenous cost must exceed $2,400,000 for Boston Edison, $175,000 for Cambridge Electric, $625,000 for ComElectric, and $425,000 for ComGas in a particular year in order for the Joint Petitioners to request recovery of exogenous costs.

B. Cambridge Electric and ComElectric Rate Adjustments

1. Introduction

During August of 1997, the base period relied upon in the Act, Cambridge Electric's rates included average demand-side management ("DSM") charges of
0.099 cents per KWH, and  ComElectric's  rates  included  average DSM charges of
0.207 cents per KWH (Exh. RDW-1, at 12). Both Cambridge Electric and ComElectric in their restructuring filing calculated their average distribution rates by bundling the 1997 DSM costs with the distribution costs derived from a 1995 cost of service study (Exh. DTE 1-2). However, when Cambridge Electric and ComElectric calculated the distribution charge for each individual rate class, it subtracted the Act-mandated DSM charge for 1998 (0.330 cents per KWH) and Renewable Energy charge for 1998 (0.075 cents per KWH), from the bundled distribution charge (Tr. 6, at 790-791). Since the 1998 DSM and Renewable Energy charges are significantly higher then the 1997 DSM charge, both Cambridge Electric and ComElectric argue that they have sustained, and continue to sustain, large losses in their distribution revenues (id.).

2. Joint Petitioners' Proposal

In order to remedy the proposed shortfall, the Joint Petitioners propose to increase the distribution rates for Cambridge Electric and ComElectric, effective upon the closing of the merger (Exh. RDW-1, at 12-13). The Joint Petitioners calculated the increase by taking the sum of the average DSM Charge mandated by the Act for the years 2000 through 2002, which is 0.268 cents per KWH and the average Renewable Energy Charge mandated by the Act for the years 2000 through 2002, which is 0.100 cents per KWH, and subtracting this sum from the total DSM and Energy Conservation Service charges included in August 1997 rates (id., at 13).(23) This results in distribution rate adjustments of 0.223 cents per KWH for Cambridge Electric and 0.161 cents per KWH for Commonwealth (id.).(24) To ensure that the total rates paid by customers will not increase, the Joint Petitioners propose that the respective transition charges, for Cambridge Electric and ComElectric, be reduced by an amount equal to the increase in the respective distribution charges (id., at 12-13). Therefore, the Petitioners contend that the overall current rates would not increase and transition costs would be deferred.

3. Positions of the Parties

a. MIT/Harvard

MIT/Harvard notes that the distribution rates currently paid by Cambridge Electric's customers were derived through a cost of service study based on a test year ending June 30, 1992, that was fully litigated by the Department and found to be reasonable in 1993 (MIT/Harvard Brief at 4, citing Cambridge Electric Light Company, D.P.U. 92-250 (1993)). MIT/Harvard states that the Department has not fully litigated Cambridge Electric's rates since that time and, that in Cambridge Electric Light Company/ComElectric Company/Canal Electric Company, D.P.U./D.T.E. 97-111, the Department made clear its intent to review thoroughly Cambridge Electric's costs and the manner in which those costs are allocated (MIT/Harvard Brief at 4, citing Exh. SLB-1, at 10-11; D.P.U./D.T.E. 97-111, at 39-40). MIT/Harvard argues that until that review has been performed, no rate increase is warranted (MIT/Harvard Brief at 4). MIT/Harvard also claims that Cambridge Electric's requested increase constitutes a single-issue rate case (id., at 6, 9). MIT/Harvard notes that Department precedent generally does not allow single-issue rate cases and that Cambridge Electric has made no demonstration warranting a change or exception to this precedent (id.).

MIT/Harvard states that Cambridge Electric's proposed distribution rate increase should be denied because it incorrectly relies on the claim that Cambridge Electric has not fully recovered its DSM and Renewable Energy expenditures (MIT/Harvard Brief at 6). MIT/Harvard maintains that since March 1, 1998, Cambridge Electric has been fully recovering its mandated DSM and Renewable Energy expenditures through changes in the current tariffs (id. at 6-8; MIT/Harvard Reply Brief at 2). Therefore, according to MIT/Harvard, Cambridge Electric has no basis for the requested increase (MIT/Harvard Brief at 6).

MIT/Harvard maintains that DSM and Renewable Energy costs are already being collected from customers in full as a result of a prior Department proceeding (MIT/Harvard Reply Brief at 3, citing Cambridge Electric Light Company/Commonwealth Electric Company/Canal Electric Company, D.P.U./D.T.E. 97-111 (1998)). MIT/Harvard contends that the Joint Petitioners' characterization of the proposed rate increase as akin to an exogenous adjustment permitted in accordance with PBR price cap plans is inapposite, because the Joint Petitioners have not proposed a PBR price cap in this case (MIT/Harvard Reply Brief at 3). Therefore, MIT/Harvard asserts that absent a thorough review of all costs, no increase is warranted (id.).

MIT/Harvard notes that Cambridge Electric's return on equity for 1998 was 16.7 percent, which was in excess of the 11 percent return approved in D.P.U. 92-250 (id. at 10). MIT/Harvard states that Cambridge Electric may have had high earnings because it (1) had implemented several cost reduction measures including a significant decrease in the number of employees, and (2) had large increases in revenues caused by an increase in energy sales (id. at 10-11). Therefore, MIT/Harvard argues that a full review of Cambridge Electric's costs is needed before an increase in rates is allowed (id. at 11).

b. Joint Petitioners

The  Joint  Petitioners  argue  that  the  proposed   adjustments  to  Cambridge
Electric's and ComElectric's distribution rates do not constitute a general increase in rates, but represent an increase in the DSM charge, which has historically been a separately computed and reconciled rate element (Joint Petitioners Brief at 33; Joint Petitioners Reply Brief at 22). The Joint Petitioners note that the DSM charge remains a separately stated charge whose price is mandated by the Act and had been included in Cambridge Electric's restructuring plan considered in D.T.E. 97-111 (Joint Petitioners Brief at 33, citing Act, ss. 19; Cambridge Electric Light Company/Commonwealth Electric Company/Canal Electric Company, D.P.U./D.T.E. 97-111, at 40-41). Also, the Joint Petitioners note that customer bills will not increase because Cambridge Electric and ComElectric will lower their transition charges by an amount equal to the distribution charge increase (Joint Petitioners Brief at 33).

According to the Joint Petitioners, even if this distribution rate adjustment were construed as a single-issue rate case (a construction whose validity they do not concede), the Department has previously granted exceptions to its general policy by allowing changes in base rates to include increases to a single cost item (id.). For example, the Joint Petitioners state that in D.P.U. 87-21-A, the Department required all regulated utilities to adjust base rates to incorporate a change in the federal tax rate (id., citing D.P.U. 87-21-A at 5-12 (1987)). Also, the Joint Petitioners analogize the proposed rate increase here to the provisions of the Act which permit exogenous cost adjustments for PBR price cap plans (Joint Petitioners Brief at 33, citing New England Telephone and Telegraph Company, D.P.U. 94-50, at 172-173 (1995); Boston Gas Company, D.P.U. 96-50
(Phase One), at 289-294 (1996)). Therefore, the Joint Petitioners state that the Rate Plan's distribution rate increases related to the DSM increase caused by legislative action, are consistent with Department precedent, and should be approved (Joint Petitioners Brief at 33).

4. Analysis and Findings

Cambridge Electric's and ComElectric's base rates were last changed in their restructuring proceeding, Cambridge Electric Light Company/Commonwealth Electric Company/Canal Electric Company, D.P.U./D.T.E. 97-111 (1998). In designing the base rates in D.P.U./D.T.E. 97-111, Cambridge Electric and ComElectric chose to bundle the 1997 DSM revenues with the distribution revenue requirement. However, when Cambridge Electric and ComElectric calculated the base rates for each customer class, they subtracted the 1998 DSM and Renewable Energy revenues attributable to each rate class from the class' distribution revenue requirement, including 1997 DSM revenues. Since the 1997 DSM revenues were lower than the 1998 DSM and Renewable Energy revenue, the base rates so set undercollect the distribution revenue requirement.

Two of the many goals of the rate design in D.P.U./D.T.E. 97-111 were to allow Cambridge Electric and ComElectric (1) to be revenue neutral with respect to the collection of Distribution revenues, and (2) to collect the DSM and Renewable Energy charges mandated by the Restructuring Act. Consistent with the rate reductions mandated by the Act, Cambridge Electric and ComElectric achieved the second goal but inadvertently failed to achieve the first goal. Cambridge Electric and ComElectric would have also achieved the first goal had they either
(1) kept the DSM revenues separate from the distribution costs or (2) bundled the 1998 DSM and Renewable Energy revenue requirement with the 1998 distribution revenue requirement, instead of the 1997 DSM revenues. If Cambridge Electric and ComElectric were to continue billing at their current rates, they would undercollect the distribution revenue requirement approved in D.P.U./D.T.E. 97-111 by approximately $49.8 million (Exhs. RDW-1, at 13; RDW-3). Undercollecting the revenue requirement is inequitable for Cambridge Electric and ComElectric because it does not allow them a fair opportunity to earn their allowed rates of return.(25) Therefore, in order to collect the distribution revenue requirement approved in D.P.U./D.T.E. 97-111, Cambridge Electric's and ComElectric's proposed adjustments to their distribution rates are allowed. Accordingly, Cambridge Electric and ComElectric may submit revised distribution tariffs reflecting the proposed adjustments to the distribution rates.

VI. COSTS TO ACHIEVE MERGER

A. Transaction and System Integration Costs

1. Joint Petitioners' Proposal

The Joint Petitioners estimate that the total pre-tax transaction and system integration costs associated with the merger will be $111,058,000, consisting of $24,155,000 in pre-tax transaction and regulatory costs, and $86,903,000 in systems integration costs considered necessary to integrate ComEnergy System's systems into those of BEC Energy (Exhs. TJF-1, at 6; TJF-4).

The $24,155,000 in transaction and regulatory costs consist of: (1) $17,079,000 in transaction costs; (2) $5,076,000 in regulatory process costs; and (3) $2,000,000 in communications costs (Exhs. TJF-1, at 64-65; TJF-5U, at 3). Transaction costs are defined as professional fees paid for assistance on certain aspects of the merger, consisting of $10,079,000 in bankers' fees, $4,000,000 in attorney fees, $2,000,000 for stock exchange registration, and $1,000,000 in consulting fees (Exhs. TJF-1, at 64-65; TJF-5U, at 15). Regulatory process costs are defined as the cost of presenting this petition, as well as required Securities and Exchange Commission ("SEC"), Federal Energy Regulatory Commission ("FERC"), and Department of Justice ("DOJ") filings, consisting of $4,000,000 in attorney fees, $826,000 in registration fees, and $250,000 in consulting fees (Exhs. TJF-1, at 64; TJF-5U, at 16; Tr. 4, at 346-348). Communications costs are defined as the cost of disseminating information to shareholders, employees, customers, vendors, rating agencies, and regulatory commissions (Exhs. TJF-1, at 64; TJF-5, at U11; DTE 1-33; Tr. 4, at 344-346).

The $86,903,000 in system integration costs consist of: (1) $27,118,000 in employee separation costs; (2) $3,000,000 in employee retention costs; (3) $1,000,000 in relocation costs; (4) $1,500,000 in facilities reconfiguration costs; (6) $44,702,000 in information technology integration costs; (7) $700,000 in telecommunications costs; (7) $1,883,000 in directors and officers' tail coverage liability insurance;(26) and (8) $7,000,000 in transition costs incurred for outside services intended to facilitate the integration of BEC Energy and ComEnergy System (Exhs. TJF-1, at 26-27; TJF-4; TJF-5H, at 1; TJF-5U, at 1). While the majority of these costs would be incurred during the first three years after the merger, certain information technology integration and telecommunications costs are expected to be incurred on an annual basis through 2009 (Exh. TJF-4).

Certain types of transaction and regulatory process costs, such as investment banker fees and some types of legal consulting fees, are not considered deductible for income tax purposes (Exh. JJJ-1, at 8; Tr. 8, at 1024-1025). Additionally, certain types of system integration costs, including employee separation, relocation, and facilities-reconfiguration costs attributed to ComEnergy System, are not considered deductible for income tax purposes (Exh. JJJ-1, at 8; Tr. 8, at 1024-1025). For purposes of this proceeding, the Joint Petitioners estimated that $37,000,000 in transaction and system integration costs were not tax deductible, with a remaining $74,100,000 would be deductible for income tax purposes (Exhs. JJJ-1, at 8; TJF-4, at U3; Tr. 8, at 1024-1025). Application of a combined federal and state income tax factor of 39.225 percent to the $37,100,000 non-deductible expenses produces a pre-tax expense of approximately $60,900,000 (Exhs. JJJ-1, at 8; TJF-4, at U3 (confidential)). Therefore, the Joint Petitioners estimated that the total pre-tax transaction, regulatory, and system integration expense associated with the merger would be $135,000,000 ($74,100,000 + $60,900,000) (Exh. JJJ-1, at 8-9).

While most of these costs will be expended in the first three years after the merger, other costs will be incurred over the subsequent seven years (id., at 9; Tr. 8, at 1032-1033, 1041). Under generally accepted accounting principles, certain types of merger-related expenses may require different treatment for financial accounting versus ratemaking purposes (Tr. 8, at 1031-1032). As part of the Rate Plan, the Joint Petitioners request Department approval for the deferral of the transaction and system integration costs that are incurred through the year 2003, and for a ten-year amortization for ratemaking purposes of transaction and system integration costs (Exh. JJJ-1, at 9; Tr. 8, at 1040-1042).(27) At the end of the ten-year amortization period, the Joint Petitioners anticipate filing a "true-up" of the actual transaction and system integration costs for reconciliation purposes (Tr. 8, at 1032-1033).

2. Positions of the Parties

a. Attorney General

The Attorney General argues that the Joint Petitioners' proposal to collect transaction and system integration costs through base rates is not tied to a demonstration, much less the achievement, of merger savings (Attorney General Brief at 13-14). The Attorney General faults the Joint Petitioners' witness' analysis of the costs and savings associated with the merger as inconsistent with testimony provided before other regulatory agencies, maintains that the witness lacked understanding about key parts of his testimony, and questions his credibility (id. at 15-17). The Attorney General maintains that under the Joint Petitioners' proposal, customers would be required to pay for merger costs, even if no merger savings were ultimately achieved (id. at 14). Therefore, the Attorney General concludes that this feature of the Rate Plan fails to satisfy the Department's no net harm standard (id., citing Eastern-Essex Acquisition, D.T.E. 98-27, at 8 (1998); Boston Edison Company/Boston Edison Mergeco Electric Company, D.P.U./D.T.E. 97-63 at 7 (1998); Mergers and Acquisitions, D.P.U. 93-167-A at 18, 19).

b. DOER

DOER opposes the Joint Petitioners' proposed recovery of transaction and system integration costs associated with the merger, stating that the prospective nature of the expenses are contrary to Department precedent (DOER Brief at 11). While conceding that certain administrative costs relative to the merger may be reasonable, DOER argues that the Joint Petitioners have failed to make any showing that the proposed inclusion of transaction expenses complies with Department standards (id. at 11-12).

c. AIM

AIM argues that the Joint Petitioners' request for preapproval of transaction and system integration cost recovery is unlike any other merger proposal considered by the Department, and leaves ratepayers at risk for merger-related costs, even if actual merger-related savings are minimal (AIM Brief at 8-9).

d. Joint Petitioners

The Joint Petitioners argue that the costs to achieve the merger, including transaction, regulatory, and system integration expenses, represent real costs to shareholders for which they must be granted the opportunity to recover, and whose recovery is a prerequisite for the completion of the merger (Joint Petitioners Brief at 22-23). The Joint Petitioners contend that because the merger-related costs are small in relation to merger-related savings, and since the vast majority of these costs would be incurred at the time the merger is completed, or shortly thereafter, ratepayers bear virtually no risk that these costs would exceed merger-related savings (id. at 21-22).

3. Analysis and Findings

a. Transaction and Regulatory Costs

The Department has recognized that there are transaction costs associated with a merger or acquisition, and that these costs may be recovered in rates provided the public interest standard of G.L. c. 164, ss. 96, is satisfied. Eastern-Colonial Acquisition, D.T.E. 98-128, at 90 (1999); Eastern-Essex Acquisition, D.T.E. 98-27, at 52-53 (1998); Mergers and Acquisitions, D.P.U. 93-167-A at 16, 18-19 (1994). Certain transaction costs, such as regulatory filing fees, are elements necessary for the completion of any merger (Exh. TJF-1, at 18, 64). The Joint Petitioners estimated that the transaction and regulatory costs resulting from this merger will be $24,155,000 (Exh. TJF-5U, at
3). Although a number of intervenors have posed general challenges to the level of transaction costs, the Department has recognized that certain merger-related costs are not subject to the same level of precision as generally can be attained in a traditional cost-of-service rate proceeding. Eastern-Essex Acquisition, D.T.E. 98-27, at 51 (1998). Mergers and Acquisitions recognized that precise calculation of costs and benefits is not always possible and so required quantification to the extent such quantification can be made. Mergers and Acquisitions, D.P.U. 93-167-A at 7 (1994). Therefore, the Department examines the basis for these transaction cost estimates in our determination of the costs and benefits associated with the merger, to the extent that these costs can be quantified.

The largest single component of the transaction costs, $10,079,000 in bankers' fees, was estimated by applying rates developed through contractual fee arrangements to the estimated market valuation of the transaction, consistent with standard business practice (Exh. DTE 1-31; Tr. 4, at 348-350). The Joint Petitioners estimated $4,000,000 in attorney fees related to the merger itself, with another $1,000,000 in consulting fees; these estimates were derived based on the anticipated complexity and length of time associated with the developing the final merger agreement, as well as the need for outside consultants for issues relative to synergies analysis, nuclear ownership issues,(28) environmental issues, and unregulated operations (Exh. TJF-5U, at 15; Tr. 4, at 351). Another $2,000,000 was estimated as Nstar's required filing fee under the rules of the New York Stock Exchange (Exh. TJF-5U, at 15; Tr. 4, at 350). The proposed expense level is consistent with the experience of Deloitte Consulting in previous transactions (Exh. DTE 1-31). Taking into consideration the contractual arrangements with the investment bankers, the need for filing fees, and Deloitte Consulting's experience from other business combinations, the Department finds that the proposed transaction expense of $17,079,000 is commensurate with the complexity of the merger and reasonable in amount for purposes of evaluating the costs associated with the merger.

Regulatory approval expenses were estimated based on the anticipated complexity and time associated with the various state and federal proceedings, the potential need for outside consultants on discovery and potential rebuttal issues, and filing fees required pursuant to the SEC's Rule 457(f) (Exh. TJF-5U, at 16; Tr. 4, at 347-348). The proposed expense level is consistent with the experience of Deloitte Consulting in previous transactions, allowing for the single-state regulatory jurisdiction, under which the Joint Petitioners operate, versus multi-state jurisdiction utilities involved in other utility mergers, and the subsequent reduced level of review required by FERC (Exh. DTE 1-32). Taking into consideration the necessity of these types of expenses and the basis by which the Joint Petitioners estimated the level of these expenses, the Department finds that the proposed regulatory approval expense of $5,076,000 is commensurate with the complexity and nature of the merger and reasonable in amount for purposes of evaluating the costs associated with the merger.

Communications costs were estimated at a level that would provide for the range of direct mail and other media options that may be necessary to inform employees, customers, vendors, and shareholders about the merger and its effect upon them (Exh. DTE 1-33; Tr. 4, at 344-346). The proposed expense level is consistent with the experience of Deloitte Consulting in previous transactions (Exh. DTE 1-33; Tr. 4, at 346). Although these costs do not lend themselves to the same level of quantification as may be possible with other types of merger-related expenses, the Department recognizes the need for customers, vendors, shareholders, and members of the public to be informed on the merger and its particular effects on them. The Department finds the proposed communications expense of $2,000,000 to be commensurate with the complexity and nature of the merger and reasonable in amount for purposes of evaluating the costs associated with the merger.

The overall scope of the transaction, as measured by the probable value of the stock transfer, is approximately $948 million.(29) The Department has considered transaction costs in the context of the magnitude of assets involved and the complexity of the transaction. See Eastern-Essex Acquisition, D.T.E. 98-27, at 52 (1998). The merger transaction involves the formation of a Massachusetts business trust, the creation of two limited liability corporations as shell entities, and the merger of two other Massachusetts business trusts with a total market capitalization of $2.8 billion with these shell entities (Exhs. JJJ-1 (Supp. at 1); TJF-5U, at 15). This transaction involves the Department, SEC, FERC, and DOJ for various regulatory approvals. Transaction costs of $24,155,000 are reasonable in view of the magnitude of the combined system's market assets of $2.8 billion and the multiple transactions required to complete the business consolidation. Accordingly, the Department includes the full $24,155,000 in transaction costs in our estimate of the costs associated with the consolidation. For present purposes, the estimates of costs are reliable.

While the Department will consider these transaction costs in our evaluation of the costs and benefits associated with the consolidation, the transaction and regulatory expenses will be determined with finality soon after the completion of the merger (Tr. 4, at 352-353). The Joint Petitioners intend to provide the Department with updated transaction costs shortly after the close of the merger, at the end of the 90-day post-merger closing period (Tr. 7, at 873). However, the Joint Petitioners anticipate that the final level of communications expenses will not be fully determined until early in the year 2000 (Tr. 4, at 353).
Accordingly, the Department directs the Joint Petitioners to provide the Department with an accounting of the final transaction costs within 90 days from the date of the closing of the merger, to the extent available. Specifically, the Joint Petitioners shall provide a detailed listing of the transaction, regulatory, and communications costs incurred to date to the Department within 90 days, which shall be updated to include final communication-related expenses no later than March 30, 2000.

b. System Integration Costs

As with merger-related transaction costs, the Department has recognized that there are post-merger costs associated with a merger or acquisition which may be recoverable if the public interest standard of G.L. c. 164, ss. 96 is satisfied. Eastern-Essex Acquisition, D.T.E. 98-27, at 51-52 (1998); Mergers and Acquisitions, D.P.U. 93-167-A at 16, 18-19 (1994). The Joint Petitioners estimated that the system integration costs resulting from this merger will be $86,903,000 (Exh. TJF-4). Intervenors have challenged the level of system integration costs and the Joint Petitioners' analytical methods in general terms; however, no specific challenges to the assumptions or calculations have been made. The Department examines the bases for these system integration cost estimates in our determination of the costs allowed to be recovered under the Rate Plan.

Separation costs were estimated on the basis of the Joint Petitioners' determination of the number of employee reductions based on post-merger staffing needs, the compensation ranges for the affected employee classifications, and assumptions about the form of severance packages and separation assistance programs for employees (Exhs. TJF-1, at 62; TJF-5U, at 1-7; Tr. 3, at 219-223; Tr. 4, at 321-324, 334-335). Although these costs are estimated, the Department recognizes that the merger will result in employee reductions through a combination of new hiring policies, attrition, and layoffs (Exh. TJF-1, at 62, Tr. 3, at 322-324). The Joint Petitioners have made a reasonable estimate of the number and types of employees that are likely to be separated as a result of the merger, as well as a reasonable estimate of the projected savings in compensation expense. The projected severance packages are fairly representative of those that are likely to be negotiated with these employees, based on the experience of Deloitte Consulting (Exh. TJF-5U, at 5; Tr. 4, at 423). The projected employee-assistance program expense level is consistent with the experience of Deloitte Consulting in previous transactions involving companies of this size (Exh. TJF-5U, at 7; Tr. 4, at 421-422). Therefore, the Department concludes that the proposed separation expense of $27,118,000 is reasonable in amount. Accordingly, the Department includes these costs in our evaluation of the costs and benefits associated with the merger.

Employee relocation costs were estimated using the assumption that, as a result of the centralization of certain functions, a number of management employees would need to relocate their homes closer to their new work sites (Exhs. TJF-1, at 63, TJF-5U, at 9; Tr. 4, at 420). The Joint Petitioners estimated that, based on an analysis of employee positions, 20 employees could be potentially be affected and thereby take advantage of an employee relocation program, which may include moving expenses, house hunting expenses, cost of living differentials, and closing costs (Exh. TJF-1, at 63; Tr. 4, at 420). The Joint Petitioners estimated a cost per employee relocation of $50,000 (Exhs. TJF-1, at 63, TJF-5U, at 9). The Department recognizes that post-merger staffing changes may result in employee transfers to other work sites, which in some cases may require the affected employee to change residence. The Joint Petitioners have made a reasonable estimate of the number of employees who may be affected by work site transfers. Although the scope of the employee relocation program has yet to be formulated, the proposed cost per employee relocation is consistent with the experience of Deloitte Consulting in previous transactions (Exh. TJF-1, at 62). Therefore, the Department includes the employee relocation costs of $1,000,000 in our evaluation of the costs and benefits associated with the merger.

Employee retention costs, represented by bonuses to be paid to certain key employees in exchange for their decisions to remain with Nstar during the transition period, were estimated on the assumption that 100 key employees, mostly in the information technology area, would be paid a $30,000 bonus each to remain with Nstar (Exhs. TJF-1, at 62, TJF-5U, at 8). The Joint Petitioners' assumption about the bonus level corresponds to six months' salary, based on the Joint Petitioners' average employee salary of $60,000 per year (Exh. TJF-1, at 35). The Department recognizes that financial inducements to certain key personnel, particularly those in the information technology area, would be reasonable in order to encourage these employees to remain with Nstar during the transition period. The Joint Petitioners have made a reasonable estimate of the number of employees who may be eligible for retention bonuses. The proposed bonus level, while subject to final determinations by management, is consistent with the experience of Deloitte Consulting in previous transactions (Exh. TJF-1, at 62). Therefore, the Department includes the employee retention costs of $3,000,000 in our evaluation of the costs and benefits associated with the merger.

Directors and officers liability tail coverage was based on an assumed 1.5 times the annual directors and officers liability premiums for BEC Energy and ComEnergy System (Exh. TJF-5U, at 16). The proposed expense level is derived from the 1997 premiums paid by BEC Energy and ComEnergy System, to which a multiple of 1.5 has been applied based on discussions with an insurance broker (id.; Tr. 4, at 418-419). The Department recognizes that former directors would be entitled to insurance coverage to protect them from legal liabilities arising from their acts while serving as directors. The proposed directors and officers liability tail coverage of $1,883,000 is consistent with the experience of Deloitte Consulting in previous transactions (Exh. TJF-1, at 63). Therefore, the Department includes the proposed directors and officers liability tail coverage costs in our evaluation of the costs and benefits associated with the merger.

Facilities reconfiguration costs, information technology integration costs, telecommunications costs, and transition costs were estimated based on a number of considerations, including previous transactions (Exh. TJF-5U, at 3, 10-14). Although these costs are estimates, the Department recognizes that the merger will result in the restructuring of Nstar affiliates' physical plant requirements, as well as system reconfigurations which will require a number of years to complete with outside assistance. The Joint Petitioners have provided the basis for the cost estimates, which rely extensively on the experience of other utility mergers (Tr. 4, at 424-425). The proposed reconfiguration, information technology, telecommunications, and transition costs are commensurate with the complexity and nature of the merger and are reasonable in amount. Therefore, the Department includes these costs in our evaluation of the costs and benefits associated with the merger.

While the Department will consider these system integration costs in our evaluation of the costs and benefits associated with the consolidation, these expenses cannot be quantified with finality until 2009, when the final information technology integration and telecommunications expenditures are made. Accordingly, the Department directs the Joint Petitioners to provide a detailed listing of the system integration costs, to the extent available, no later than the filing date of the first rate proceeding brought by any one of Nstar's regulated companies. Eastern-Essex Acquisition, D.T.E. 98-27, at 57 (1998).

c. Accounting Deferral

The Joint Petitioners seek Department approval of an accounting deferral of the transaction and system integration costs incurred through the year 2003. The Department has previously held that financial accounting treatment does not automatically dictate ratemaking treatment. Massachusetts Electric Company, D.P.U. 92-78, at 80-81 (1992); Bay State Gas Company, D.P.U. 89-81, at 33
(1989). For financial accounting purposes, it is appropriate to levelize the annual transaction and system integration costs associated with this merger, in order to facilitate an evaluation of the costs and benefits contemplated by the merger. Accordingly, the Joint Petitioners are permitted to book the annual transaction and system integration expenses incurred to Account 186 through the year 2003, with an annual expense of $13,500,000 to be written off against the respective accounts which gave rise to these expenses. At the end of the deferral period, the Joint Petitioners shall provide the Department with an itemization of the actual transaction and system integration costs, along with the remaining unamortized balance, if any, in the account.

B. Acquisition Premium

1. Joint Petitioners' Proposal

The Joint Petitioners estimate that the merger will result in an acquisition premium of approximately $502 million, equal to the difference between the $948 million purchase price for which ComEnergy System's shareholders will be able to either convert their shares into those of Nstar or redeem for cash and ComEnergy System's book value of approximately $446 million (Exhs. TJM-1, at 8; JJJ-1, at 4). This estimate was developed by multiplying the imputed purchase and exchange price per share of ComEnergy System common stock, $44.10, by the 21.5 million outstanding shares, for a total of $948 million, and then subtracting ComEnergy System's December 31, 1998 book value of approximately $446 million, determined by multiplying the December 31, 1998 book value per share of $20.75 by 21.5 million shares (Exh. JJJ-1, at 4). According to the Joint Petitioners, the acquisition premium can not be precisely determined until the closing of the merger, because of book value fluctuations for ComEnergy System and the 1.05 to
1.00 exchange ratio intended for shares, which would have an effect on the number of Nstar shares that would be issued (id., at 5). The Joint Petitioners intend to inform the Department of the actual amount of the acquisition premium and related accounting entries within 90 days from the closing of the merger (Tr. 5, at 486).

Because the transaction will be recorded using purchase accounting, the acquisition premium, assuming an acquisition premium of $502 million, will be recorded on the books of the Joint Petitioners, and consequently, on the books of Nstar, and amortized over a period of 40 years as an annual charge to earnings of approximately $12.6 million before income taxes, and $20.6 million including income taxes (Exh. JJJ-1, at 7-8; Tr. 5, at 477-478). The Joint Petitioners propose to allocate the acquisition premium among both ComEnergy
System's and BEC Energy's regulated operations on the basis of the estimated savings each regulated utility would accrue as a result of the merger (Exhs. DTE 1-14; DTE 1-16; Tr. 5, at 474, 485-486, 520; Tr. 6, at 812-813). The Joint
Petitioners state that some allocation of the acquisition premium to BEC Energy is reasonable because the merger-related savings will benefit both ComEnergy System's and BEC Energy's regulated operations (Exh. DTE 1-14).

2. Intervenors' Proposals

a. DOER

DOER contested the Joint Petitioners' calculation of the recoverable acquisition premium level. In considering the level of recoverable acquisition premiums, DOER considered acquisition premiums to consist of two components: (1) the difference between book and "true" market value as represented by the acquired company's stock price at the time the merger was announced ("stock premium"); and (2) the difference between the actual purchase price and the stock premium ("control premium") (Exh. LAC at 16-17). DOER stated that inclusion of both the stock premium and the control premium in the allowable acquisition premium would overstate the costs of the merger, because shareholders would experience a post-merger increase in the market value of their investment equal to the level of the acquisition premium, allowing them subsequently to sell those shares for the new, increased value (id. at 18). Therefore, DOER concluded that it was neither necessary nor appropriate to require ratepayers to compensate shareholders for anything more than the control premium (id. at 19-20).

DOER stated that it was possible that shareholders may experience dilution of their stock value if the purchase price exceeded the "true" market value of the acquired firm, based on a comparison of pre-merger and post-merger stock prices (id. at 21). DOER estimated that the proposed merger may result in dilution to BEC shareholders of approximately $50 million, at the most (id. at 21-22; Tr. 10, at 1246-1247). Regardless of the amount of the potential earnings dilution, DOER stated that the Joint Petitioners must demonstrate that recovery of this earnings dilution through rates is necessary to permit the merger to be completed, which DOER noted is not necessary for business combinations in other industries (Exh. LAC at 22).

b. MIT/Harvard

MIT/Harvard proposed that the acquisition premium be limited to approximately $100,000,000, representing the actual cash component of the total purchase price. According to MIT/Harvard, amortization of the non-cash portion of the acquisition premium would allow shareholders to benefit through the "markup" of book assets to market value, which would result in increased cash flow and be likened to allowing regulated utilities to increase rate base to include unrealized market value (Exh.
SLB-1, at 30).

MIT/Harvard determined the non-cash portion of the acquisition premium by first recalculating the acquisition premium based on ComEnergy System's 1998 Form 10K, assuming that the maximum number of shares are converted to cash and ignoring the revaluation of ComEnergy System's unregulated subsidiaries (id., at 26). Using the data from the 1998 Form 10K, MIT/Harvard estimated that the total acquisition premium would be $500,059,252 (id.). MIT/Harvard then subtracted $100,000,000 representing the cash payment option provided to ComEnergy System's shareholders (id.; Exh. SLB-4). Therefore, MIT/Harvard concluded that the Joint Petitioners' proposed acquisition premium was overstated by approximately $400 million (Exh. SLB-1, at 30-31).

According to MIT/Harvard, recovery of the full acquisition premium would result in significant benefits for shareholders (Exh. SLB-1, at 31). In support of its position, MIT/Harvard first noted that BEC Energy's earnings per share ("EPS") for 1997 and 1998 were $2.71 and $2.77, respectively, while ComEnergy System's EPS were $2.27 and $2.48, respectively (Exhs. SLB-1, at 31; SLB-4). After factoring in the Joint Petitioners' calculations of the effects of the merger and related transactions, including merger-related costs and savings, on Nstar's total earnings and balance sheet, MIT/Harvard determined that even with the inclusion of the amortization of the non-cash portion of the acquisition premium, Nstar's post-merger EPS would increase to $2.986 (Exhs. SLB-1, at 32; SLB-4). Exclusion of the non-cash portion of the acquisition premium increases the EPS to $3.1438 (Exhs. SLB-1, at 32; SLB-4).

3. Positions of the Parties

a. Attorney General

The Attorney General argues that the Joint Petitioners inappropriately seek to shift all the risks related to merger costs and savings, including the acquisition premium, onto their respective ratepayers (Attorney General Brief at 14). The Attorney General maintains that the Joint Petitioners have failed to demonstrate the presence of merger savings, much less the ability to achieve such savings, in contravention of the Department's no net harm standard (id.). The Attorney General faults the Joint Petitioners for failing to specify the level of acquisition premium intended to be "pushed down" to each of the distribution companies, or the basis for any allocation, thus rendering it impossible for the Department to make any findings on the costs and benefits of the proposed merger (id. at 14-15).

The Attorney General argues that mergers have occurred, and will continue to occur, without specific "customer support mechanisms" such as acquisition premium recovery, because benefits to shareholders exceed true merger costs (id. at 29). The Attorney General recommends that the Department reject the requested recovery level of acquisition premiums in this case, because of the failure of the Joint Petitioners to provide sufficient information as to the allocation of the acquisition premium among their operating subsidiaries (id. at 29-30, citing Exhs. LAC-1, at 17-18; SLB-1, at 30, 32-34). In the alternative, the Attorney General proposes that the recoverable acquisition premium be limited to the control premium, as derived by DOER (Attorney General Brief at 29-30).

b. DOER

DOER notes that the Department has repeatedly found that the recovery of acquisition premiums must be made on a case-by-case basis, after a petitioner has demonstrated that such recovery is necessary to implement a merger that will benefit customers and serve the public interest (DOER Brief at 15-16, citing Mergers and Acquisitions, D.P.U. 93-167-A at 18-19 (1994); DOER Reply Brief at 3, citing Bay State-NIPSCO, D.T.E. 98-31, at 38 (1998); Eastern-Essex Acquisition, D.T.E. 98-27, at 61 (1998); Mergers and Acquisitions, D.P.U. 93-167-A at 18-19 (1994)). Despite this requirement, DOER argues that the Joint Petitioners have failed to demonstrate that their proposal meets Department requirements, by providing almost no evidence to support their position that recovery of the acquisition premium is warranted beyond "simple assertions" that recovery of acquisition premiums is a condition of the merger agreement (DOER Brief at 16-17, citing Exhs. TJM-1 at 12; JJJ-1 at 10). DOER argues that because the Joint Petitioners have failed to present the full range of benefits the merger will afford shareholders, the Department has been left unable to fully examine the costs and benefits of the merger (DOER Brief at 35). Moreover, DOER maintains that the merger will result in revenues for the Joint Petitioners in the latter years of the proposed 40-year amortization that are significantly in excess of those necessary to recover the costs associated with the merger (id.).

DOER contends that permitting recovery of the full acquisition premium would overstate the costs of the merger, because the post-merger market value of the combined companies would increase to a value equal to the acquisition premium, allowing shareholders subsequently to sell those shares for the new value and experience a windfall profit that had been funded by ratepayers (id. at 22-23).(30) By way of example, DOER points out that, if the merger is approved and Nstar ultimately divests itself of its gas operations, that portion of the acquisition premium allocated to ComGas may be included in the total selling price for that utility (id. at 23-24). Therefore, DOER argues that while Nstar's shareholders would immediately recoup that portion of the total acquisition premium from the purchasing entity, the purchasing party would be seeking recovery of an additional acquisition premium, thus forcing ratepayers to pay twice for the acquisition premium (id. at 24). DOER urges the Department to restrict any amortization of acquisition premiums to the amount that corresponds to the control premium (id. at 33-34).

DOER argues that, contrary to the claims of the Joint Petitioners, the required accounting entries associated with this merger would not give rise to true costs for which shareholders must be compensated, reasoning that a "charge against earnings" as postulated by the Joint Petitioners is an artificial construct. According to DOER, financial texts caution against an overemphasis on charges against earnings resulting from business combinations (id. at 30-31, citing Copeland and Weston, Financial Theory and Corporate Policy at 25 (1983)).
Additionally, DOER contends that goodwill, as represented by an acquisition premium, has an indeterminate useful life, which suggests that an examination of whether to provide for an amortization of acquisition premiums should be premised on whether the underlying asset is being "consumed" and whom the asset is intended to benefit (DOER Brief at 32-34).

DOER distinguishes the acquisition premium from the concept of earnings dilution, explaining that acquisition premiums relate to pre-merger prices, whereas earnings dilution is a function of post-merger conditions to the extent to which the purchase price of a firm exceeds its pre-merger market value (id. at 25). DOER posits that, in the case of companies with multiple revenue streams, such as regulated utilities involved in non-regulated ventures, it is possible that the additional revenues associated with non-regulated ventures will result in increased EPS, and thereby not subject that utility to earnings dilution (id. at 25-27, citing Exhs. LAC at 22; DOER 1-3).

DOER notes that the Joint Petitioners anticipate that this merger will result in increased EPS for the combined companies, offsetting the effects of any premium paid in the acquisition (DOER Brief at 27-28, citing Exhs. LAC at 22; DOER 1-3). In view of the opportunities afforded by Nstar's unregulated ventures, DOER concludes that acquisition premiums be allowed only if (1) the merger has been completed and is producing substantial net benefits, (2) the control premium and other merger-related costs have been prudently incurred, and (3) the acquiring firm's shareholders have experienced a reduction in value through post-merger stock prices (DOER Initial Brief at 23, 29). DOER reasons that, given the apparent benefits that the merger would bring to shareholders as described above, it is "highly unlikely" that a reduction in the allowed acquisition premium level would prevent the merger from taking place (id. at 35-36).

c. MIT/Harvard

MIT/Harvard argues that the Joint Petitioners' proposed treatment of the acquisition premium unjustly benefits shareholders by allowing recovery of some $400 million in non-cash-related acquisition premiums representing asset gains beyond the actual level of investment or potential earnings dilution, representing the non-cash portion of the acquisition premium (MIT/Harvard Brief at 15). According to MIT/Harvard, the effect of the proposed merger will be an increase in combined EPS for the Joint Petitioners, and a substantially greater increase in EPS with the removal of the non-cash portion of the acquisition premium, with shareholders reaping all of the benefits (id. at 17, citing Exh. SLB-1, at 30-31). MIT/Harvard contends that although the entire acquisition premium would be recognized as a cost for accounting purposes, the non-cash portion does not require a cash outlay by the merging parties, and thus does not constitute a recoverable merger-related expense (MIT/Harvard Reply Brief at 8).

d. AIM

AIM requests that the Department reevaluate its standards concerning recovery of acquisition premiums (AIM Brief at 5-6). According to AIM, the Department's standard provides no incentive for gas or electric companies to provide real and substantial savings to ratepayers through mergers which would occur in any event, even in the absence of acquisition premium recovery (id. at 6).

In the alternative, AIM advocates that if the Department determines that recovery of acquisition premiums is permissible, ratepayers must be provided with immediate and equitable customer rate reductions as a condition of any merger (id.). Furthermore, AIM proposes that the Department apply a "least-cost" standard(31) in evaluating the level of allowable acquisition premium, in order both to evaluate BEC Energy's and ComEnergy System's System's decisionmaking process independently, and to be consistent with the Department's findings in Mergers and Acquisitions that the acquisition premium should be limited to the amount necessary to permit a beneficial merger to take place (id. at 10, citing Exh. LAC at 14; Mergers and Acquisitions, D.P.U. 93-167-A (1994)).

e. Joint Petitioners

The Joint Petitioners argue that recovery through rates of the acquisition premium is a prerequisite for the merger to be completed, as expressed in the Merger Agreement (Joint Petitioners Brief at 22-23, citing Exh. JJJ-3 (Supp.) at
59). The Joint Petitioners maintain that the level of the acquisition premium was the result of arm's-length negotiations between the respective managements of BEC Energy and ComEnergy System, performed consistent with their respective fiduciary duties to their shareholders (Joint Petitioners Brief at 25-26). According to the Joint Petitioners, the acquisition premium represents a real cost to shareholders that, under purchase accounting, must be recorded on the consolidated books of the Joint Petitioners and, ultimately, Nstar in order to prevent earnings dilution for shareholders (id. at 25; Joint Petitioners Reply Brief at 7-8). The Joint Petitioners argue that the intervenors have presented no evidence that the purchase price paid for ComEnergy System's common stock was excessive or significantly different from prices paid in other mergers recently approved by the Department (Joint Petitioners Reply Brief at 9-10, citing RR-DTE-1; Eastern-Essex Acquisition, D.T.E. 98-27, at 5, n.7 (1998)).

The Joint Petitioners contend that the intervenors' arguments concerning the application of the control premium standard to define the recoverable level of the acquisition premium are misplaced. The Joint Petitioners challenge the theoretical assumptions behind the use of the control premium, and note that the intervenors' own witnesses conceded that the acquisition premium, computed as the difference between purchase price and book cost, represents a real, non-tax-deductible charge against earnings (Joint Petitioners Brief at 33-34, citing Tr. 10, at 1186-1187, 1245; Joint Petitioners Reply Brief at 6-7).

4. Analysis and Findings

The Department has stated that it will consider individual merger or acquisition proposals that seek recovery of an acquisition premium, as well as the recovery level of such premiums, on a case-by-case basis.(32) NIPSCO/Bay State Acquisition, D.T.E. 98-31, at 38 (1998); Eastern-Essex Acquisition, D.T.E. 98-27, at 61 (1998), citing Mergers and Acquisitions, D.P.U. 93-167-A at 18-19
(1994). Under the Department's G.L. c. 164, ss. 96 public interest standard, a company proposing a merger or acquisition must demonstrate that the costs of the transaction are accompanied by benefits that warrant their allowance. Thus, allowance or disallowance of an acquisition premium would be just one part of the cost/benefit analysis under the G.L. c. 164, ss. 96 standard. Mergers and Acquisitions, D.P.U. 93-167-A at 7 (1994). The fact that a merger agreement may include, as one of its provisions, language to the effect that recovery of acquisition premiums is a necessary condition of the merger, although useful to know, would not, in and of itself, provide sufficient justification for approval of recovery of the acquisition premium.

Concerning the Attorney General's and DOER's arguments favoring the use of the control premium as the appropriate measure of the recoverable acquisition premium, we note that the total difference between book value and the actual purchase price represents a real cost that must be recorded on the books of Cambridge Electric, ComElectric, and ComGas. Contrary to DOER's assertions, the actual purchase price is the true market value of the acquired entity because it is the intersection of what the sellers believe the acquired company is worth and what the purchasers are willing to pay. BEC Energy is paying approximately $948 million for assets with a reported book value of approximately $446 million. This payment over book value results in an acquisition premium of $502 million (Exh. TJM-1, at 8). The acquisition premium will be amortized over a period of 40 years, with a corresponding effect on Nstar's balance sheet and earnings equal to an annual charge of approximately $12.6 million over 40 years (Exh. JJJ-1, at 7). Both the Joint Petitioners and the intervenors acknowledged that the Joint Petitioners' definition of the acquisition premium amortization constitutes a non-deductible charge against earnings (id.; Tr. 10, at 1186-1187, 1245). In order to recover after-tax earnings sufficient to offset the $12.6 million annual amortization, the distribution companies would have to generate $20.6 million in annual revenues (Exh. JJJ-1, at 7-8). Contrary to DOER's assertion, non-cash costs, such as those represented by the acquisition premium, do have an effect on a utility's earnings. Unless Nstar obtains a reasonable opportunity to maintain its EPS and common equity balance through recognition of the acquisition premium, the result will be a loss in Nstar's earnings stream and a diminution in the market value of Nstar's common stock (id., at 10). Application of the control premium standard here would be genuinely harmful to Nstar's shareholders to such a degree that the loss likely would eliminate any reason for BEC Energy and ComEnergy System to consummate the merger, to the ultimate detriment of ratepayers through loss of future economies that could be realized under the proposed merger. NIPSCO/Bay State Gas Acquisition, D.T.E. 98-31, at 41 (1998).

Similarly, the Department does not agree with DOER on the need to link the acquisition premium with particular assets. The Joint Petitioners are not seeking inclusion of the acquisition premium in rate base, nor are they seeking a return on the unamortized balance (Tr. 5, at 477-478).(33) The amortization of the acquisition premium will have an effect on earnings that must be accounted for as part of the Department's evaluation of the costs and benefits related to the proposed merger.

Turning to MIT/Harvard's argument that the approximately $100 million actual cash outlay by shareholders represents the appropriate level of the recoverable acquisition premium, the Department notes that MIT/Harvard's witness acknowledged that the entire balance of the acquisition premium represents an actual cost that would be recorded on ComEnergy System's books (Tr. 10, at 1186-1187). Regardless of the form of payment being used in this merger, whether represented by cash or common stock, there is a difference between ComEnergy System's purchase price of approximately $948 million and reported book value of approximately $446 million, of approximately $502 million (Exh. TJM-1, at 8).

Although MIT/Harvard has correctly pointed out that accounting principles do not necessarily mandate ratemaking treatment, the Department has concluded above that unless Nstar is accorded a reasonable opportunity to maintain its EPS and common equity balance, the result would be a loss in Nstar's earnings stream and a diminution in the market value of Nstar's common stock. Limiting recovery of the acquisition premium to the approximately $100 million cash outlay would also be genuinely harmful to Nstar's shareholders, to a degree that may render the proposed merger between BEC Energy and ComEnergy System not viable. The negative effect on this proposal and on future merger negotiations would be to the ultimate detriment of ratepayers. Therefore, the Department rejects the use of either a control premium standard or a cash outlay standard as the appropriate measure of recoverable acquisition premium levels. The difference between the purchase price and book value of ComEnergy System is fairly representative of the economic costs that Nstar's shareholders would bear as a result of this merger.

With regard to DOER's concern that future business decisions by Nstar may result in ratepayers paying for multiple acquisition premiums, the Department recognizes that a balance representing unamortized acquisition premiums may remain on the books of a regulated utility that has been reacquired by a third party.(34) As we noted in Mergers and Acquisitions, D.P.U. 93-167-A at 18-19
(1994), the Department will not automatically allow recovery of acquisition premiums, but rather require a showing that such premiums are allowable to the extent that there are benefits resulting from the merger at issue. Petitions for recovery of future acquisition premiums that would be incurred as a result of subsequent mergers would stand or fall on their own merits.(35)

With respect to the level of consideration paid by BEC Energy for ComEnergy System, the record evidence demonstrates that the purchase price was evaluated by the Joint Petitioners in comparison with purchase prices associated with other recent mergers and acquisitions by LDCs, and in light of the potential long-term benefits (Exhs. JSM-1, at 5-6; RDW-1, at 6-7; TJM-1, at 6; MIT/Harvard 1-22 (confidential)). A purchase price at a multiple of book value expresses a buyer's expectations of the acquired company's future contributions to combined operations. Eastern-Essex Acquisition, D.T.E. 98-27, at 64 (1998). The particular exchange rate in merger or acquisition stock transactions involves a number of matters of value to the buyer, including a premium for management control and long-term strategic and economic value perceived by the buyer as accruing from the transaction. Id.

Between 1987 and 1999, acquisition prices in gas and electric distribution company mergers have ranged between 0.6 times and 3.0 times the book value of the acquired company, with an average of 1.9 times book value (Exh. JSM-2; RR-DTE-1). These prices represented price-earnings multiples ranging from 7.3 to
26.7 times earnings, with an average of 15.9 times earnings (RR-DTE-1). In more recent transactions, i.e., those occurring since 1997, gas and electric distribution company mergers have been based on purchase prices ranging between
1.0 times and 3.0 times the book value of the acquired company, with an average of 2.1 times book value, and price-earnings multiples ranging from 9.9 times to
26.7 times earnings, with an average of 17.3 times earnings (id.). The 2.1 times multiple over book value that BEC Energy paid for ComEnergy System is well within the range of values paid and actually equal to the average since 1997. Thus, it is clear that BEC Energy, as a knowledgeable and willing buyer, was prepared to pay a premium over ComEnergy System's book value in exchange for long-term growth potential, while remaining cognizant of its fiduciary responsibilities to its shareholders to minimize any purchase price (Exh. MIT/Harvard 1-39).

The proposed purchase price for ComEnergy System's stock is equal to 2.1 times the reported book value (Exh. JSM-2; RR-DTE-1). This price represents a price-earnings multiple of 21.2 times ComEnergy System's most recent earnings, and a stock price 16.5 percent greater than the price prior to the announcement of the merger (RR-DTE-1). The proposed purchase price and exchange ratio in this case are consistent with industry experience (Exhs. JSM-2; RR-DTE-1). Both BEC Energy's and ComEnergy System's independent advisors, Goldman Sachs and Barr Devlin, have severally opined that the terms of the transaction are reasonable (Exhs. RDW-1, at 6-7; MIT/Harvard 1-39; Tr. 4, at 349-350). Moreover, the Department's review of ComEnergy System's financial and operating data, as represented by its annual returns to the Department, SEC, and shareholders, supports the analysis provided by the Joint Petitioners that these independent analyses provide a reasonable market valuation for ComEnergy System. In the case where negotiations occur between knowledgeable parties bargaining in good faith to fulfill their fiduciary duties to their respective shareholders, the outcome of that process is very likely to state or approximate the market value of the acquired assets. That outcome obtains here. Therefore, the Department finds that the proposed purchase price for ComEnergy System's common stock and proposed exchange ratio are in line with experience in other acquisitions and represent reasonable and valid expressions of today's market conditions. Eastern-Essex Acquisition, D.T.E.
98-27, at 64-65 (1998).

Turning to the actual level of the acquisition premium, the Joint Petitioners have estimated an acquisition premium level of $502,000,000, while MIT/Harvard has estimated an acquisition premium level, including the non-cash portion, of $500,059,252 (Exhs. SLB-1, at 26; SLB-4). Although the difference between the two estimates is small, the Department must determine a reasonable measure of the allowable acquisition premium level to arrive at the total estimated costs associated with the merger, in order to complete our review of the general balancing of costs and benefits required under our G.L. c. 164, ss. 96 consistency standard. MIT/Harvard relied on ComEnergy System's Form 10K for the year 1998 to develop the acquisition premium estimate provided in Exhibit SLB-1 (Exh. SLB-1, at 26). The Form 10K provides the most currently-available information concerning asset book values and the number of common shares outstanding, in greater detail than would have been available to the Joint Petitioners at the time of their filing. The Department accepts MIT/Harvard's acquisition premium calculation of $500,059,252 as a reasonable estimate for purposes of our evaluation of the costs associated with the merger. The Department finds that the Joint Petitioners have demonstrated that recovery of $500,059,252 in acquisition premiums is necessary in order to consummate the merger.

The actual level of the acquisition premium will be dependent upon a number of factors, including the actual number of ComEnergy System shares outstanding upon the closing date, ComEnergy System's book value as of the completion of the merger, the extent to which ComEnergy System shareholders exercise the cash buyout option, and the revaluation of ComEnergy System's unregulated assets. Thus, the actual amount of the acquisition premium cannot be precisely calculated until the consummation date or shortly thereafter, although its range is formulaically determined. Eastern-Essex Acquisition, D.T.E. 98-27, at 65
(1998). The formula for calculating the amount is sound and acceptable. The Joint Petitioners are hereby directed to provide the Department with a copy of the journal entries or a schedule summarizing such entries upon completion of the merger, in sufficient detail so as to provide the actual acquisition premium.

C. Merger-Related Savings

1. Introduction

The Joint Petitioners state that the merger of BEC Energy and ComEnergy System should result in approximately $667 million of estimated savings during the ten-year period 2000 through 2009, less $24 million in pre-merger cost-reduction measures already planned or initiated, for merger-related savings of approximately $643 million (Exh. TJF-1, at 5-6; Tr. 4, at 330).(36) Although the Joint Petitioners considered that merger-related savings generally would continue into future periods, the savings estimates were presented in nominal dollars and limited to the first ten years following the merger (Exh. TJF-1, at 11). The savings calculation was based on savings that were attributable to the merger, i.e., those savings would not be attainable but for the merger of the two business trusts and their combination under Nstar (id. at 7, Exh. TJM-1 at 7). The Joint Petitioners considered the potential for merger-related savings in
(1) corporate, field, and field support staff, (2) corporate and administrative programs, (3) purchasing economies, and (4) energy sourcing (Exh. TJF-1, at 24-25).

2. Corporate, Field, and Field Support Staff

The Joint Petitioners estimate that $403 million in savings will result from corporate, field, and field support staffing reductions (id., at 37). In calculating the estimate, the Joint Petitioners assumed that existing corporate, administrative, and technical support functions within the two holding companies could be consolidated (id., at 33).(37) The Joint Petitioners determined the payroll reductions by first identifying employment positions at BEC Energy and ComEnergy System that could be reduced through the merger, primarily through the creation of an integrated corporate and administrative organization (id., at
34). As a result of this analysis, the Joint Petitioners estimated that 362 positions could be eliminated as a result of the merger, of which 296 positions are in corporate and operations support functions, and the remaining 66 positions are in field services (id., at 37). The Joint Petitioners then applied an average salary level by function to each of the position reductions in these respective areas, based on 1998 salary levels for each company and escalated by one year, to derive an average blended salary of $60,000 per position (id., at 35; Tr. 4, at 321-322, 332-335). To calculate payroll overhead, the Joint Petitioners relied on a blended benefits loading rate of 42.4 percent to estimate aggregate benefits costs (Exhs. TJF-1, at 33-37; TJF-5B at 1; Tr. 4, at 360-361). To account for capitalized payroll, a blended capitalization rate of
7.8 percent for corporate  positions and another blended  capitalization rate of
30.4 percent for field and field support positions was applied based on the stand-alone companies (Exhs. TJF-1, at 36; TJF-5B at 2). As a result of this analysis, the Joint Petitioners concluded that corporate, field support, and field staff savings of $403 million would result from the merger.

3. Corporate and Administrative Programs

The Joint Petitioners estimate that the merger will result in savings of approximately $210.2 million in corporate and administrative programs. These savings are distributed into 12 categories: (1) $17.4 million in administrative and general overhead savings; (2) $8.8 million in public relations; (3) $20.4 million in benefits administration; (4) $16.1 million in insurance; (5) $25.7 million in information services operations and maintenance; (6) $50.8 million in capitalized information services costs; (7) $22.6 million in professional services; (8) $42.3 million in facilities costs; (9) $1.7 million in shareholder services; (10) $1.0 million in vehicles expense; (11) $2.4 million in association dues; and (12) $1.9 million in credit facilities expenses (Exh. TJF-1, at 38-59). For each of these expense categories, the Joint Petitioners developed savings estimates based on a number of considerations, including conversations with selected BEC Energy and ComEnergy System personnel, analysis of fixed and variable expenses, and the use of assumptions (Exhs. TJF-5D - TJF-5P; Tr. 4, at 342-343; 354-396).

4. Purchasing Economies

The Joint Petitioners estimate that the merger will result in a total of $46.3 million in savings through purchasing economies over a ten-year period. These savings represent: (1) $34.9 million in procurement savings resulting from the increased purchasing volumes of materials and supplies and the greater purchasing power created by the merger, (2) $1.4 million in inventory savings resulting from standardization and sharing of spare parts and components, and
(3) $10.0 million in contract service savings resulting from the aggregation of work activities and increased purchasing leverage with service providers (Exh. TJF-1, at 55-58). For each of these expense categories, the Joint Petitioners developed savings estimates based on a number of considerations, including historical inventory experience, inventory turnover, and contract service requirements (Exhs. TJF-5Q, TJF-5R; TJF-5S; Tr. 4, at 400-413). The Joint Petitioners explained that procurement and inventory savings are difficult to quantify, because they hinge on a prediction of how well the combined system will be able to use its increased size to negotiate lower unit prices (Exh. TJF-1, at 58). The Joint Petitioners claimed that the results of prior mergers show that estimated savings in purchasing have been achieved (id.; Exh. DTE 1-30; Tr.
4, at 412-413).

5. Energy Sourcing

The Joint Petitioners expect that, because the electric distribution companies' different load and peaking profiles, the combination of Boston Edison, Cambridge Electric, and ComElectric into one system entity will result in avoided capacity costs associated with the solicitation and procurement of standard offer and default service of $7.1 million over the 2000-2009 period (Exh. TJF-1, at 60; Tr. 7, at 849-852). The Joint Petitioners calculated the savings by using a base forecast of estimated capacity payments over the 2000-2009 period, and multiplying the base forecast by the estimated reduction in demand (capacity) to arrive at the monthly savings (Exh. TJF-5T). The Joint Petitioners expect to solicit bids for combined standard offer service at the end of 1999, covering 100 percent of Boston Edison's load and 64 percent of Cambridge Electric's and ComElectric's combined load (Tr. 7, at 852-853).(38) This combined load will then be adjusted for attrition for each successive year of the standard offer (id.). Because the combined load of the two companies is expected to be less than the sum of their individual loads, the savings in standard offer service purchases will be included in the bids the electric distribution companies expect to receive (id., at 851-852). In preparing this estimate, the Joint Petitioners assumed that the electric distribution companies would continue to supply a decreasing portion of the standard offer service until the end of the standard offer period in 2004 (id., at 851-855). The Joint Petitioners also assumed that 100 percent of the default service load will be supplied by the electric distribution companies through the year 2009 (Tr. 7, at 856).

2. Positions of the Parties

a. Attorney General

The Attorney General asserts that the benefits of a merger must at least equal the associated costs, including the acquisition premium, to consumers before the costs may be allowed for ratemaking purposes (Attorney General Brief at 14, citing Eastern-Essex Acquisition, D.T.E. 98-27, at 8 (1998); Mergers and Acquisitions, D.P.U. 93-167-A at 18-19 (1994)). The Attorney General maintains that the record does not contain cost and savings information specific to the four distribution companies (Attorney General Brief at 14). Therefore, the Attorney General concludes that the Department would be unable to make any findings as to the costs and benefits that the proposed merger and Rate Plan might produce for each of the distribution companies (id. at 15).

b. DOER

DOER opposes what it considers the Joint Petitioners' reliance on merger savings produced from through internal estimates (DOER Brief at 13). DOER contends that because an independent evaluation of the prudency of the costs and projected savings does not exist, the Department has been left dependent upon the Joint Petitioners' assessment of the costs necessary for the merger to proceed and the level of projected merger-related savings (id.).

c. AIM

AIM contends that the Joint Petitioners have made it clear that merger-related savings are wholly dependent upon how the Joint Petitioners execute their post-merger plans (AIM Brief at 8). AIM argues that although the actual level of merger-related savings is dependent upon the actions of the Joint Petitioners, there is no incentive for the Joint Petitioners to achieve the level of savings proposed here (id.).

d. Joint Petitioners

The Joint Petitioners contend that the savings demonstrated in this proceeding likely make the Rate Plan the single most beneficial utility proposal ever reviewed by the Department (Joint Petitioners Brief at 17). The Joint Petitioners argue that Deloitte Consulting conducted a comprehensive, detailed, and well-documented analysis of merger-related savings using direct analysis, estimation, and comparisons to other transactions, and that the results of this analysis are unrebutted (id. at 17-18). The Joint Petitioners maintain that the Attorney General's criticisms of Deloitte Consulting's analysis are based on misleading and inaccurate assertions about the record evidence (Joint Petitioners Reply Brief, at 12-14). Additionally, the Joint Petitioners contend that the identified merger-related savings will increase through the compounding effect of future inflation, and will continue indefinitely into the future (Joint Petitioners Brief, at 21, citing Exh. TJF-1, at 11; Tr. 3, at 298; Tr. 5, at 565)

3. Analysis and Findings

To meet the G.L. c. 164, ss. 96, public interest standard, merger-related costs must be accompanied by offsetting merger-related benefits that warrant their recovery, including the cost of any premium sought. Eastern-Colonial Acquisition, D.T.E. 98-128 at 5-6 (1999); NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 9-10 (1998); Eastern-Essex Acquisition, D.T.E. 98-27, at 8-10 (1998).
Therefore, in order to recover merger-related costs, a petitioner must demonstrate savings related to the merger that are at least equal to the costs of the merger.

The Department recognizes that the savings presented by the Joint Petitioners are based on forecast amounts. However, the determination of savings through 2009 requires the Department to consider both historic and projected savings. Reliance on precedent based solely on historic test-year cost of service is not a sufficient guide in this case. Eastern-Colonial Acquisition, D.T.E. 98-128, at 20 (1999). The evaluation of these savings is not subject to the same level of precision as generally can be attained in a traditional rate case setting. Id. Therefore, the Department's review of the Joint Petitioners' savings estimates must be based on whether the figures proposed by the Joint Petitioners are reasonable estimates.(39)

With respect to the Joint Petitioners' estimate that $403 million in savings will result from corporate, field, and field support staffing reductions, the Joint Petitioners have presented a reasonable, considered estimate that 296 corporate and operations support positions, and 66 field support positions, could be eliminated through the creation of an integrated corporate and administrative organization (Exh. TJF-1, at 34). The Department also accepts the Joint Petitioners' use of an average blended salary of $60,000 per position as consistent with the compensation levels associated with the employee positions that may be eliminated (id., at 35). The Department also accepts the Joint Petitioners' selection of a 42.4 percent blended benefits loading rate as a well-developed estimate of the payroll overhead associated with the employee positions proposed to be eliminated as a result of the merger. Finally, the Department accepts the Joint Petitioners' capitalized payroll estimates as consistent with the recent experience of the Joint Petitioners (Exhs. TJF-1, at 36; TJF-5B at 2). The Department concludes that the Joint Petitioners have provided a fair and reliable estimate of the savings that would result from the merger. Accordingly, the Department uses a corporate operations and support staffing savings estimate of $403 million for purposes of evaluating the costs and benefits associated with the proposed merger.

The Department notes that the vast majority of anticipated merger-related savings is due to corporate, field, and field support staff reductions. The Department's standard of review for mergers lists societal costs as a factor, among others, that must be weighed and balanced against the benefits resulting from the merger and Rate Plan. The Department has interpreted societal costs to include effects on employees. Eastern-Colonial Acquisition, D.T.E. 98-128, at 86
(1999); Eastern-Essex Acquisition, D.T.E. 98-27, at 42 (1998). We do not lightly regard the effect of this or any other merger on employment. While perpetuation of job redundancies in a consolidated Nstar system would impose avoidable costs and thus be detrimental to ratepayers, the elimination of these redundancies can and should be accomplished in a way that mitigates the effect on BEC Energy's and ComEnergy System's employees. Eastern-Essex Acquisition, D.T.E. 98-27, at 42
(1998). The Joint Petitioners have stated their commitment to undertake all reasonable efforts to mitigate the effect of the consolidation of BEC Energy's and ComEnergy System's operations on the estimated 362 employees whose positions are expected to be eliminated as a result of the merger (Exh. JJJ-1, at 21). To follow up on the effectiveness of the Joint Petitioners' proposed efforts to assist displaced workers, the Department directs the Joint Petitioners to submit annual reports detailing their displaced employee assistance efforts. Three reports are required. The first report is to be filed one year after the consummation of the merger, with the second and third reports to be submitted annually thereafter. Eastern-Essex Acquisition, D.T.E. 98-27, at 44 (1998).

Turning to the area of corporate and administrative program savings, the Department notes that the Joint Petitioners estimate that $50.8 million of the $210 million in corporate and administrative program savings are associated with foregoing duplicative or unnecessary information and computer-related systems (Exh. TJF-5H). The Joint Petitioners took into account projected savings of computer and information projects that would have likely been implemented between the years 2000-2003 in the absence of the merger (id., at 15). The Joint Petitioners used 1998 estimates and an escalation rate of 2.5 percent to project the costs of computer and other information systems during the latter part of the four-year rate freeze, and consequently overlook technological innovation and advancements that would be expected during that period. Therefore, the Department considers the Joint Petitioners' estimate information-system savings to be somewhat overstated. For purposes of this analysis, the Department has removed the 2.5 percent annual escalation factor applied by the Joint Petitioners to the information-system cost estimates, and has recalculated the savings estimate. Based on this analysis, the Department concludes that the Joint Petitioners' information systems-related savings estimate of $50.8 million should be reduced by $1.3 million, to $49.5 million.

The Department has reviewed the Joint Petitioners' estimates in the other 11 corporate and administrative programs areas where savings estimates were developed. The Joint Petitioners have estimated these savings based on a review of the fixed and variable costs associated with each of these cost categories, and Deloitte Consulting's experience attained through other utility mergers for these types of expenses (Exhs. TJF-5D -5P; Tr. 3, at 310). The Joint Petitioners have provided a fair and reasonable estimate of the savings that would result from the merger in each of these areas. Therefore, the Department accepts the Joint Petitioners' savings estimated in these 11 corporate and administrative program areas. Accordingly, the Department uses a corporate and administrative savings program estimate of $208.9 million, as compared with the Joint Petitioners' estimate of $210.2 million, for purposes of evaluating the costs and benefits associated with the proposed merger.

With respect to purchasing economies, the Joint Petitioners assumed that the cost reduction for engineered materials would be five percent, with a cost reduction for consumables and stock/standard materials of seven percent, based on management expertise and experience with prior transactions (Exh. TJF-1, at 56). The Department has reviewed the analogous savings projections for the 16 mergers and acquisitions in the gas and electric industry described in Exhibit AG 4-8. Based on that set of transactions, the highest expected cost reduction for both engineered and stock/standard material was five percent (RR-DTE-5). The Department concludes that the seven percent reduction for consumables and stock/standard materials is insufficiently unsupported on the record. Based on the experience from other utility mergers, the Department concludes that a five percent reduction in the cost of consumables and stock/standard materials may be reasonably expected as a result of the merger. Application of the five percent savings rate in lieu of the Joint Petitioners' seven percent rate for combined stock materials of $33.8 million and consumable materials of $2.1 million, escalated at a rate of 2.5 percent for two years as provided in Exhibit TJF-5Q, results in savings to engineered materials, consumables and stock/standard materials of approximately $26.1 million, versus the Joint Petitioners' estimate of $34.9 million for this particular cost category. Additionally, the Joint Petitioners have proposed savings estimates for inventory and contract services totaling $11.4 million, which the Department accepts as consistent with the experience of Deloitte Consulting (Exhs. TJF-5R; TJF-5S; Tr. 4, at 405-413). Accordingly, the Department uses a purchasing savings estimate of $37.5 million, as compared with the Joint Petitioners' estimate of $46.3 million, for purposes of evaluating the costs and benefits associated with the proposed merger.

With respect to energy purchases, the Department has reviewed the savings estimate, including the data and assumptions relied upon by the Joint Petitioners. There are difficulties inherent in estimating cost savings in these areas, particularly those related to standard offer service. However, the Joint Petitioners have provided a fair and reliable estimate of the savings that would result from the merger, taking into account load and peaking profiles and the opportunities afforded by vendor leveraging (Exh. TJF-1, at 59-60). Accordingly, the Department uses an energy savings estimate of $7.1 million for purposes of evaluating the costs and benefits associated with the proposed merger.

The Department recognizes that the savings presented by the Joint Petitioners are based on forecast amounts. As noted in Eastern-Colonial Acquisition, D.T.E. 98-128, at 18 (1999), projections of future events are not subject to the same standards of measurement and evaluation that the Department uses in a rate case; rather, they can be judged in terms of whether they are substantiated by past experience, and supported by logical reasoning founded on sound theory. The evidence demonstrates that the projected merger-related savings will be $656.9 million over the ten-year period between the years 2000 and 2009, less $24 million in pre-merger initiatives, for total merger-related savings of $632.5 million.

D. Recovery of Merger-Related Costs

1. Joint Petitioners' Proposal

Under the Rate Plan, the costs associated with the merger will be recovered in two ways. The transaction costs and system integration costs will be amortized for ratemaking purposes over a ten-year period, and the acquisition premium will be amortized over a 40-year period (Exh. RDW-1, at 10-11). As described above, the Joint Petitioners estimated that the combined transaction costs and system integration expense would be approximately $111 million, with an estimated acquisition premium of approximately $502 million (Exhs. TJF-5U; JJJ-1, at 4). During the first ten years after the merger, the average amount and associated tax effect of the transaction costs, system integration costs, and acquisition premium would be approximately $34.1 million per year (Exh. JJJ-1, at 9). During the subsequent 30-year period, when the recovery of transaction and system integration costs is completed, the annual amortization of the remaining unamortized acquisition premium and associated tax effect will total approximately $20.6 million (id.). During the distribution rate freeze, the Joint Petitioners will be at risk to achieve cost synergies sufficient to offset these costs (Exh. RDW-1, at 10-11). After the distribution rate freeze, rate proceedings for any of the four distribution utilities will take into account both the recovery of merger costs (including the acquisition premium) and savings associated with the merger (id.).

Because the Joint Petitioners are seeking to demonstrate through this proceeding that merger-related savings will exceed merger-related costs, the Joint Petitioners consider a fundamental feature of the Rate Plan to be the recovery of their merger-related costs (including the acquisition premium) through base rates at the time of their next base rate proceedings (Exh. TJM-1, at 11; Tr. 5, at 489-504). While the Joint Petitioners may request recovery of merger-related costs through base rates after the end of the four-year rate freeze, the Rate Plan does not require the filing of a base rate case at that time (Tr. 5, at 489-504; Tr. 8, at 1027-1029). Because the Joint Petitioners seek to make a demonstration here of merger-related savings, they do not propose to demonstrate continued net savings resulting from the merger as part of any future rate proceeding (Tr. 8, at 1027-1029).

2. Positions of the Parties

a. Attorney General

The Attorney General states that the Rate Plan should not be approved on the terms and conditions proposed by the Joint Petitioners (Attorney General Brief at 12). According to the Attorney General, because the Rate Plan would permit the Joint Petitioners to recover merger-related costs without any commitment to restrain these costs and offset them by demonstrated merger-related savings, the Joint Petitioners have not provided any assurances that ratepayers will not be harmed by the Rate Plan (id at 12, citing Tr. 8, at 1027-1028). Therefore, the Attorney General concludes that the Department would be unable to make any findings as to the costs and benefits that the proposed merger and Rate Plan might produce for each of the distribution companies (Attorney General Brief at 15).

b. DOER

DOER contends that Department precedent establishes that expenses for which a utility seeks base rate recovery be based on actual expenses incurred in a historical test year (DOER Brief at 11, citing Boston Gas Company, D.P.U. 96-50 (Phase I) at 50 (1996)). DOER asserts that because the Petitioners are presenting expenses prospectively for ratemaking purposes, their filing is inconsistent with Department precedent. DOER contends that the only mechanism established by the Department for the preapproval of costs focused on the preapproval of electric company investment in new generating facilities and other resource acquisitions under a prudency standard (DOER Brief at 9, 12).(40) Further, DOER states that the merger-related costs did not encompass "major incremental electric company investment" (id. at 9, citing Electric Generating Facilities, D.P.U. 86-36-C at 98 (1988); D.P.U. 86-36-E at 1 (1988); 220 C.M.R.
ss. 9.00, et seq.).

DOER states that in order to recover investment costs (i.e., acquisition premiums) in base rates, the Department requires a company to demonstrate that the investment is "least cost" from the standpoint of ratepayers and that all reasonable alternatives have been sought (DOER Brief at 14; DOER Reply Brief at
4). DOER asserts that the Department typically requires investments for which preapprovals are being sought be put to a competitive test before the costs are placed into rates (DOER Brief at 14; DOER Reply Brief at 4, citing Electric Generation Facilities, D.P.U. 86-36-E at 3; IRM Streamlining, D.P.U. 94-162). In contrast to the requirements established by the Department, DOER argues that the Joint Petitioners have not made a reasonable demonstration that the merger-related costs represent a "least cost" investment from the standpoint of ratepayers (DOER Brief at 15; DOER Reply Brief at 4). Therefore, DOER concludes that the Joint Petitioners' proposed recovery of the acquisition premium does not comply with the "least cost" standard and as such, should be denied (DOER Brief at 15; DOER Reply Brief at 4).(41)

c. MIT/Harvard

MIT/Harvard raises two issues relating to the Joint Petitioners' proposed preapproval of the merger-related costs. First, MIT/Harvard states that the Joint Petitioners' basis for seeking approval to recover the merger-related costs rests upon projected merger related savings anticipated to occur as a result of operational synergies (MIT/Harvard Brief at 4). Second, the integration of COM/Energy's and Boston Edison's operations will introduce issues of cross-subsidization relating to the allocation of the merger-related costs and savings among the respective utilities and ratepayers (id.).

MIT/Harvard contends that if the level of projected merger-related savings are realized, these savings should be shared in an equitable manner with ratepayers (MIT/Harvard Reply Brief at 6).(42) MIT/Harvard argues that rather than sharing the "substantial and demonstrated" merger-related savings with ratepayers immediately when they occur, the Joint Petitioners' proposal only offers an "illusionary assurance" that cost savings will flow to ratepayers through the normal ratemaking process (id.). According to MIT/Harvard, the Petitioners actually intend to account for merger-related savings at some indefinite point, only when the Joint Petitioners file a distribution base rate case after the expiration of the Rate Plan (id.). Therefore, MIT/Harvard contends that the Joint Petitioners are able to enjoy savings into perpetuity, while preserving the right to increase rates if the savings are not realized (id.).

In addition, MIT/Harvard argues that the Joint Petitioners have not offered any assurances that excessive earnings will not occur during the term of the Rate Plan or after the proposed Rate Plan (id.). MIT/Harvard maintains that the effect of the merger will be to increase Nstar's EPS (MIT/Harvard Brief at 17; citing Exh. SLB-1, at 30-31).(43) Although the Joint Petitioners state that the proposed rate freeze does not preclude the ability of the Department or the Attorney General to seek a review of rates in accordance with G.L. c. 164, ss. 93, MIT/Harvard contends that the Joint Petitioners seek inappropriately to place the burden on the other parties to determine whether the Joint Petitioners are receiving excessive earnings (MIT/Harvard Reply Brief at 7). MIT/Harvard asserts that based on the record evidence substantiating the level of merger-related savings, the Joint Petitioners' approach is inconsistent with the Department's obligation to establish just and reasonable rates (id.). Further, MIT/Harvard argues that by the time excess earnings are detected, investigated, and rectified, "any excess gains would inure solely to shareholders with no refund to ratepayers legally available" (id.).

d. AIM

AIM states that the Department should reject the proposed Rate Plan because it is not consistent with the public interest (AIM Brief at 5).(44) AIM contends that guaranteeing recovery of the merger-related costs without demonstration of immediate ratepayers savings results in an economic benefit to shareholders at the expense of ratepayers (id.).(45) AIM asserts that the estimated merger-related savings are contingent upon how the Joint Petitioners execute their Rate Plan and as such, are within their control (id. at 8). AIM contends that ratepayers will only realize any significant incentives during the four-year rate freeze period, with no assurance that the Joint Petitioners will be diligent in their effects to produce savings thereafter (id. at 10).

Further, AIM argues that if the merger-related savings do not materialize, the Rate Plan does not include a method that would tie the projected savings achieved to the recovery of the acquisition premium (id. at 8-9). AIM asserts that since the Rate Plan fails to treat ratepayers and shareholders equally the Department should modify the Rate Plan so that ratepayers are guaranteed recovery of all merger-savings (46) (id. at 8).

AIM concurs with the testimony of MIT/Harvard's witness requiring a "least-cost" approach to assess the prudency of merger and acquisition deals that had been negotiated "behind closed doors" (id. at 10). Citing DOER's witness, AIM asserts that this process will eliminate the need for a speculative examination of whether the merger yields the optimal solution to benefit ratepayers (id.; citing Exh. LAC at 14). Further, AIM contends that the "least-cost" standard is consistent with Mergers and Acquisitions requiring merging entities to demonstrate that the acquisition premium is limited to the amount necessary to permit a beneficial merger to occur (AIM Brief at 10).

AIM recommends that the Department hold the Joint Petitioners to the estimated cost savings projections stated in its Rate Plan. Furthermore, AIM requests that the Joint Petitioners be required to use the "rate adder" method (47) discussed by MIT/Harvard's witness to identify savings before allowing any recovery of merger-related costs (id. at 12).

e. Joint Petitioners

The Joint Petitioners assert that the record establishes that the costs of the merger will not exceed merger-related savings (Joint Petitioners Reply Brief at 9). Further, the Joint Petitioners assert that because shareholders bear the risk of successful implementation of the savings initiatives, the Rate Plan maximizes the incentive for the Joint Petitioners to achieve the savings (id.).(48)

The Joint Petitioners contend that the ten-year, straight-line amortization of the costs to achieve the merger, subject to adjustment to actual expenditures, is a reasonable cost-recovery method (Joint Petitioners Brief at 25). According to the Joint Petitioners, the proposed Rate Plan ensures that the merger-related savings will flow to ratepayers through the normal ratemaking process and the merger-related costs that make the savings possible must also be accounted for in rates to avoid earnings dilution (id. at 22).(49) The Joint Petitioners state that the manner in which merger-related costs will be recovered under the proposed Rate Plan is reasonable and is to the benefit of ratepayers (id. at 23).

The Joint Petitioners state that the precedent relating to "least-cost" transactions involves investments and contractual obligations in electric generation facilities and that the Department would be "hard pressed" to find any investment or contractual obligation that will result in the level of long-term customer benefits as presented and demonstrated by the proposed merger (Joint Petitioner Reply Brief at 9). The Joint Petitioners further assert that the merger between the Joint Petitioners cannot be judged against least-cost "notions" and "discarded regulatory mechanisms" that assume the appropriateness of a competitive bidding process (Joint Petitioners Brief at 35). According to the Joint Petitioners, the merger is a direct result of detailed negotiations bargained in "good faith" between two parties that provides substantial long-term benefits to ratepayers and shareholders and therefore, does not fall under the "least cost" standard (id.).

3. Analysis and Findings

The Rate Plan in this proceeding raises issues similar to those addressed by the Department in our previous G.L. c. 164, ss. 96 reviews of the propriety of allowing recovery of acquisition premiums and other costs associated with a merger. See, e.g., Eastern-Colonial Acquisition, D.T.E. 98-128 (1999); NIPSCO-Bay State Acquisition, D.T.E. 98-31 (1998); Eastern-Essex Acquisition, D.T.E. 98-27 (1998); Mergers and Acquisitions, D.P.U. 93-167-A (1994). In those cases, the Department found that mergers and associated cost recovery proposals must be "consistent with the public interest." Eastern-Colonial Acquisition, D.T.E. 98-128 at 4-5 (1999). See also, NIPSCO-Bay State Acquisition, D.T.E. 98-31 at 9-11 (1998); Eastern-Essex Acquisition, D.T.E. 98-27 at 8-10 (1998).
The Department has reaffirmed that the public interest standard must be understood as a "no net harm" standard. Eastern-Colonial Acquisition, D.T.E. 98-128 at 4-5 (1999). See also, NIPSCO-Bay State Acquisition, D.T.E. 98-31 at 9-10 (1998); Eastern-Essex Acquisition, D.T.E. 98-27 at 8 (1998). Here, the Joint Petitioners' G.L. c. 164, ss. 94 Rate Plan's conformance to the public interest will be similarly assessed.

The transaction and system integration cost recovery features of the Rate Plan differ from those found in previous merger proposals, in that the Joint Petitioners are seeking specific findings as part of this proceeding on projected merger-related costs, so that the merger-related costs may be recovered. The cost recovery features here can be contrasted with those in other merger petitions recently considered by the Department.

In Eastern Enterprises' acquisition of Essex County Gas Company, the Department permitted those petitioners the opportunity to recover their merger-related costs during a 10-year rate freeze, with shareholders bearing the risk that merger-related costs might exceeded merger-related benefits. Eastern-Essex Acquisition, D.T.E. 98-27, at 68 (1998). In NIPSCO Industries' acquisition of Bay State Gas Company, the Department accepted that a showing of quantifiable benefits would be made in a future proceeding after the end of a two-year rate freeze, but made future recovery of merger-related costs dependent on such a showing. NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 47 (1998).(50) In Eastern Enterprises' acquisition of Colonial, the Department approved the petitioners' proposed tracking mechanism which will be used to determine the amount of merger-related costs be allowed into cost-of-service in the future, after the end of the 10-year rate freeze. That tracking mechanism would measure future merger-related savings by comparing actual cost-of-service to a model of what Colonial's costs would have been absent the merger. Eastern-Colonial Acquisition, D.T.E. 98-128, at 65 (1999). All acquisitions will have unique characteristics, and the Department has committed to a case-by-case review, tailored to circumstances presented. Id., at 20 n.23 (1999); Mergers and Acquisitions, D.P.U. 93-167-A at 7.

In order for the Department to approve, in this proceeding, the future amounts of merger-related costs that will be allowed in cost-of-service in a future rate proceeding, the Department would have to have a high degree of confidence in the demonstration that offsetting savings will be realized. Reaching that level of confidence requires an evaluation of both the margin between projected merger-related costs and savings (i.e., a margin of error in projections) and the quality of the evidence supporting those projections. As noted earlier, the quality of projections can be judged in terms of whether they are substantiated by past experience, and supported by logical reasoning founded on sound theory. Eastern-Colonial Acquisition, D.T.E. 98-128, at 18 (1999).

The Department has found that projected merger-related savings of $632.5 million would probably be realized through the merger between the years 2000 and 2009. The Joint Petitioners have provided detailed, substantial, and credible evidence in support of these projections, as Mergers and Acquisitions, D.P.U. 93-167-A at 7, requires (Exhs. TJF-3, TJF-4, TJF-5A though 5V; Tr. 3, at 310). The projected merger-related costs during that same period, including the amortization of the acquisition premium, are estimated to be $308.7 million. These merger-related costs consist of $135 million in after-tax transaction and system integration costs and $205.7(51) million in acquisition premium amortizations.(52) Therefore, merger-related benefits are projected to exceed merger-related costs by approximately $323.8 million, which goes well beyond meeting the Department's "no net harm" standard to the point of actually providing net benefits to customers. Even if the merger does not produce the level of net savings anticipated by the Joint Petitioners, the magnitude of the difference between the approximately $632.5 million in savings and $308.7 million in costs supports the conclusion that significant savings to ratepayers will likely result from the merger.(53)

Because the acquisition premium would continue to be amortized over a remaining period of 30 years after the ten-year rate freeze from which merger-related savings were derived, the effect of the acquisition premium would remain a cost which must be accounted for as part of our G.L. c. 164, ss. 96 standard as applied to the recovery of acquisition premiums. The net present value of the $20.6 million annual amortization of the acquisition premium, discounted at a rate of 11 percent(54) over the remaining period of 30 years, is approximately $179 million.(55) Therefore, even without consideration of merger-related savings that may continue beyond the ten-year savings timeframe, the total costs related to the merger of $486.7 million(56) are still considerably less than the merger-related savings of $632.5 million. Accordingly, upon this conclusive showing, the Department finds that the merger will produce significant benefits for ratepayers and, as discussed below, will allow the merger-related costs proposed by the Joint Petitioners to be included in the cost of service of any future rate proceeding.

Under the Rate Plan, during the distribution rate freeze, the Joint Petitioners will be at risk to achieve cost synergies sufficient to offset the costs of the merger (Exhibit RDW-1, at 10-11). When the rate freeze is over, rate proceedings for each of the Joint Petitioners will account for the opportunity to recover merger costs and for savings resulting from the merger. As in Eastern-Essex Acquisition, D.T.E. 98-27, at 14 (1998), the opportunity to recover is expressly acknowledged. The record here amply supports the probable validity of the Joint Petitioners' forecast of savings (Exhs. TJF-5A through TJF-5U). All forecasts have, however, their limitations, especially in later years. During the initial rate freeze period, the incentive is strongest for the companies to seek synergies and consequent savings (which, of course, is not to say that regulatory incentives after the rate freeze are not also strong, although the Department has recognized the limitations of cost-plus regulation. NYNEX Price Cap, D.P.U. 94-50, at 114-115 (1995)).(57) To confirm the confidence in the forecast of savings and to document for future proceedings that merger-related cost-cutting measures were implemented during the rate freeze, the Department directs the Joint Petitioners to file a one-time report of cost-saving measures taken and results achieved during the rate freeze. That joint report of all four companies will be due not later than 90 days after the end of the rate freeze (or not later than the filing by any of the four companies of a future rate proceeding, should such a proceeding occur first). The report should draw upon contemporaneous documentation developed and maintained through the period of the rate freeze. A thorough and well-documented report can offer sufficient assurance that the savings achieved during the rate freeze can and will persist well beyond the initial period. The savings initiatives described by the Joint Petitioners are of a kind that, once instituted, will serve as a baseline for future rate proceedings.

E. Allocation Issues

1. Joint Petitioners' Proposal

In their initial filing, the Joint Petitioners proposed to attribute the acquisition premium exclusively to BEC Energy's and ComEnergy System's regulated entities. The Joint Petitioners claimed that the provisions of Accounting Principles Board Opinion No. 16 "Business Combinations"(58) require ComEnergy System to revalue its unregulated subsidiaries to their respective fair market values prior to the completion of the merger (Exhs. JJJ-1, at 5; RDW-1, at 11; DTE 1-13; DTE 1-15; MIT/Harvard 1-36). During the hearings, the Joint Petitioners explained that by revaluing ComEnergy System's unregulated subsidiaries to establish their fair market value,(59) a portion of the total system acquisition premium would be implicitly "captured" by the unregulated subsidiaries, and thus not passed on to regulated operations (Tr. 5, at 481-485; RR-DTE-6).(60)

The Joint Petitioners propose to assign transaction and system integration costs, as well as merger-related savings, among the affiliates of both BEC Energy and ComEnergy System (Exh. RDW-1, at 14-16). The Joint Petitioners did not propose a specific allocation method to assign these merger-related costs and savings to their regulated and unregulated subsidiaries (id., at 18; Exh. MIT/Harvard 2-13; Tr. 6, at 804-805). The Joint Petitioners propose that, consistent with traditional allocation methods,(61) the net savings resulting from the merger would be allocated in a way that will capture economies and apportion synergies and costs to customers of all entities (Exhs. RDW-1, at 16-18; MIT/Harvard 2-13). The objective of the allocation approach would be to align incurred costs to realized savings among all the subsidiaries benefitting from the merger (Exhs. DTE 1-15; DTE 1-16; Tr. 5, at 475-476; Tr. 6, at 818). The Joint Petitioners anticipate that the cost savings will likely be achieved in approximately the same proportion as the percentage of shared services and costs that will be allocated and charged to the subsidiaries (Exh. RDW-1, at 17-18; Tr. 6, at 812-813). In this respect, the Joint Petitioners claim that, given the small magnitude of the unregulated operations relative to the regulated activities, most of the costs and synergies from the merger will accrue to the regulated subsidiaries (Exh. DTE 1-16; Tr. 5, at 475-476; Tr. 6, at 818-819).(62) The Joint Petitioners will submit their proposed allocation method to the Department in time for it to be in place by the end of the four-year rate freeze (Exh. AG-3-12; Tr. 6, at 805). The Joint Petitioners consider that this would provide sufficient experience with regard to the integration of operations and the appropriate allocation of cost responsibility to propose a specific cost-allocation plan to the Department (Exhs. JJJ-1, at 11).

2. Positions of the Parties

a. Attorney General

The Attorney General contends that the lack of any evidence regarding how merger-related costs will be allocated between regulated and non-regulated subsidiaries of each holding company, between wholesale and retail operations, or among the four utility companies precludes any Department review of the propriety of costs and benefits that the proposed Rate Plan might produce for each individual utility company and unregulated affiliate (Attorney General Initial Brief at 12, 14-15). In particular, the Attorney General points out that even though the Joint Petitioners represented before FERC that merger-related savings will accrue for Belmont Municipal Light Department, a wholesale customer of Cambridge Electric, wholesale customers will not be charged for any of the merger-related costs (id. at 25). According to the Attorney General, since the wholesale contract rates are locked for several years, the Joint Petitioners' proposal would allow their shareholders to retain all of the merger-related savings associated with those wholesale contracts, while charging the retail customers the merger-related costs (id.).

The Attorney General argues that the failure of the Joint Petitioners to address the issue of allocating costs of the merger to unregulated subsidiaries contravenes the Department's long-standing precedent regarding allocation of costs, which includes the allocations of costs among affiliates (id. at 26). As a result of this failure, the Attorney General concludes that the proposed Rate Plan should not be approved (id. at 15).

b. DOER

DOER contends that the best mechanism by which to allocate merger-related costs and benefits is through a full and formal review of the Joint Petitioners' base rates (DOER Brief at 39).

c. MIT/Harvard

MIT/Harvard argues that the Joint Petitioners' failure to incorporate any proposal establishing a means of allocating merger-related costs and savings among ratepayers of the four individual utilities introduces the prospect of cross-subsidization and represents a fundamental flaw in the Rate Plan (MIT/Harvard Initial Brief at 2, 21). MIT/Harvard asserts that, absent a reasonable and equitable allocation method, the Department cannot conclude that the rates resulting from the merger will be just and reasonable (id. at 21). MIT/Harvard contends that if the Joint Petitioners are guaranteed recovery of the merger-related costs, they should be ordered to develop an equitable cost allocation method at the outset in order to protect ratepayers against cross-subsidization (id.).

d. AIM

AIM argues that because the Joint Petitioners have failed to demonstrate the allocation of either the merger-related expenses or the acquisition premium, the Department and ratepayers are left to "guess at" the magnitude of merger-related savings that will accrue to each operating company (AIM Brief at 8).

e. Joint Petitioners

The Joint Petitioners argue that the creation of an allocation system is not necessary at this time to meet the "no net harm" standard because the allocation of net savings will not have an effect on rates until after the four-year rate freeze is over (Joint Petitioners Brief at 17, citing Exh. RDW-1, at 19). Therefore, the Joint Petitioners maintain that as long as a Department-approved allocation procedure is in place by the end of the initial four years, ratepayers will be assured of Department protection against the risk of cross-subsidization (id.).

Concerning the Attorney General's claim of cross-subsidization of wholesale and unregulated operations by retail ratepayers, the Joint Petitioners assert that the unregulated businesses will be allocated their proportionate share of merger-related costs. Moreover, the Joint Petitioners contend that because wholesale rates will not be affected by cost changes and because revenues from wholesale sales are credited to retail rates, there will be no cost shifting to retail customers (id. at 16). With regard to the Intervenors' complaints that a final allocation method has not been established, the Joint Petitioners claim that it is not possible at this time to provide precise numbers as to the allocation of costs and benefits over an extended period of time (id. at 15). Therefore, given the Department's continuing jurisdiction over the allocation of costs among the companies, the Joint Petitioners conclude that there will be no net harm to customers (id.).

3. Analysis and Findings

The Joint Petitioners proposed to allocate the acquisition premium among BEC Energy's and ComEnergy System's regulated operations, with what they consider a small portion of the total acquisition premium assigned to ComEnergy System's unregulated operations through an asset revaluation. The Joint Petitioners state the assignment of the unregulated operations' share of the acquisition premium would be made by independent accounting firms, using valuation methods consistent with standard business practice (Tr. 5, at 484-485). The Joint Petitioners' method for assigning a portion of the acquisition premium to ComEnergy System's unregulated operations is consistent with generally accepted business practices (Exhs. DTE 1-13; DTE 1-15; MIT/Harvard 1-36). Moreover, the proposed allocation method produces a reasonable result which remedies any concerns about cross-subsidies of unregulated operations by regulated operations.

With respect to the allocation of merger-related savings among the regulated entities, the Joint Petitioners extensively discussed their intentions regarding the future allocation of merger-related costs and benefits, but did not propose a specific allocation formula (Tr. 6, at 805-807, 815). In determining whether the Rate Plan is consistent with the public interest, the Department may examine affiliate transactions to ensure that dealings between affiliated companies provide direct benefits to ratepayers and that associated costs are reasonable and allocated in a nondiscriminatory manner. Eastern-Essex Acquisition, D.T.E. 98-27, at 46 (1998), citing G.L. c. 164, ss. 76A; Cambridge Electric Light Company, D.P.U. 92-250, at 78 (1993); Bay State Gas Company, D.P.U. 92-111, at 134-135 (1992). The Department historically has exercised its obligation and authority to ensure that a company's affiliate costs passed on to the company's ratepayers are reasonable and that ratepayers pay no more than a fair portion of the costs. Id., citing Bay State Gas Company, D.P.U. 92-111, at 136-137 (1992); New England Telephone and Telegraph Company, D.P.U. 86-33-G at 113-211 (1989); Oxford Water Company, D.P.U. 1699, at 10-13 (1984).

In evaluating the Joint Petitioners' proposal the Department needs to verify that ratepayers of each of the four utility companies will pay no more than a fair portion of the merger costs. Even though the Joint Petitioners have shown that estimated aggregate savings from the merger would exceed the expected aggregate merger costs, the Department has no assurance that individual regulated utilities would not be assigned merger-related costs which are not commensurate with savings. The Joint Petitioners themselves recognized this outcome as a possibility (Tr. 6, at 817-818).

The reliance of the Department on an aggregate analysis of costs and benefits could be sufficient if combined with an established formula that designates proper allocators of costs among all subsidiaries. Under these conditions, it would be possible to align merger-related costs to be recovered from an individual company's ratepayers to merger-related savings specifically beneficial to that company.

Accordingly, the Joint Petitioners are hereby directed to develop a cost allocation system for transactions among the subsidiaries of BEC Energy and ComEnergy System consistent with Department precedent. In order to recover costs incurred from an affiliate, a company must show that those costs: (1) are specifically beneficial to the individual company seeking rate relief (as opposed to other subsidiary members of the system as a whole); (2) compare reasonably to competitive prices; and (3) are allocated by a formula that is cost-effective and nondiscriminatory. Eastern-Essex Acquisition, D.T.E. 98-27, at 46 (1998), citing Oxford Water Company, D.P.U. 1699, at 13 (1984). In preparing this system, the Joint Petitioners must functionalize all costs, classify the expenses in each functional category, identify the appropriate allocators, and allocate all costs. Eastern-Essex Acquisition, D.T.E. 98-27, at 47 (1998), citing Cambridge Electric Light Company, D.P.U. 92-250, at 90 (1993). Furthermore, the Joint Petitioners must explain the underlying criteria or rationale for the choice of allocators used to assign the costs among the operating companies. Id.

The Department acknowledges that the establishment of a cost allocation method requires the Joint Petitioners to gain sufficient experience with regard to the integration of operations and the appropriate allocation of cost responsibility among the subsidiaries, as well as the complexity of the two corporate structures to be merged and the uncertainty regarding the final structure of the post-merger entity (Exh. DTE 1-11; Tr. 5, at 471-472; Tr. 6, at 668, 807).
Therefore, the Joint Petitioners shall provide the Department with their proposal for an allocation method encompassing the entire corporate system created by the merger, either 90 days after the close of the rate freeze or no later than the date that any one of Nstar's regulated operations files a petition for rate relief pursuant to G.L. c. 164, ss. 94, whichever event is earlier.

VII. SERVICE QUALITY PLAN

A. Joint Petitioners' Proposal

The Joint Petitioners' proposed Rate Plan includes a service quality plan that would apply to all four retail distribution companies. For the electric companies (i.e., Boston Edison, Cambridge Electric, and ComElectric), the service quality plan establishes performance standards, based on each company's historic performance, for four areas of service quality: (1) system reliability, as measured by a system average interruption duration index ("SAIDI," expressed as minutes of interruptions per customer per year) and a system average interruption frequency index ("SAIFI," expressed as number of interruptions greater than one minute per customer per year); (2) customer service, as measured by the percentage of telephone calls answered within a specified time(63) and the percentage of new customers who received service within a specified time of the customer's completion of required permits and inspection ("on-time in-service");(64) (3) safety, as measured by the incidence rate for lost-time accidents, expressed as the average number of incidents per 100 full-time employees; and (4) billing, as measured by the percentage of meters read on schedule (Exhs. JJJ-3, at 1-3; RDW-6, at 1-3). The historic benchmarks and performance years for each measure are summarized in Table 1, below.

For ComGas, the service quality plan establishes performance standards, based on ComGas' historic performance, for three areas of service quality: (1) customer service, as measured by the percentage of telephone calls answered within 30 seconds; (2) safety, as measured by the incidence rate for lost-time accidents (expressed as the average number of incidents per 100 full-time employees), and emergency gas odor or leak calls responded to within 60 minutes; and (3) billing, as measured by the percentage of meters read on schedule (Exh. RDW-6, at 3-4).

Each company's post-merger performance in these service areas would be reported annually to the Department and compared to its historic performance in order to determine whether there has been a degradation in service (Tr. 7, at 965-966). The Joint Petitioners stated that they intend to review their respective service quality data to determine if there would be benefits to customers in integrating their existing systems or developing new systems to track data in a uniform manner (Exh. JJJ-3, at 3). The Joint Petitioners stated that if they determine, in the future, that such system integration or development is beneficial to customers, they will report any new data collected to the Department for our review (id.; Exh. RDW-6, at 3-4). The proposed service quality plan did not include a mechanism to penalize the companies for degradation in service.

TABLE 1 SUMMARY OF PROPOSED BENCHMARKS FOR SERVICE QUALITY PLAN

                   SYSTEM                    CUSTOMER                                     SAFETY BILLING
              RELIABILITY                    SERVICE
           SAIDI         SAIFI               Telephone              On-Time In-Service     Lost Time           On-cycle Meter
                                             Response                                      Accidents               Reads
         years    (min.)   years  (inter.)      years   %/         years     %/time (5)   years      #        years       %
          (1)       (2)     (1)      (3)         (1)    time (4)    (1)                    (1)     incid.      (1)        (7)
ComElec 1988-'97    115    1990-97   1.484     1997-98   67%/30    1997-98   96.3%/5days  1996-'98  2.13    1/97-11/98   97.5%
                                       sec
Camb.   1988-'97    44.7   1990-97   0.511     1997-98   67%/30    1997-98   96.3%/5days  1996-'98  2.13    1/97-11/98   99.1%
                                       sec
BECo    1989-'98    108.8  1989-98    1.04     1996-98   70%/20    1996-98   93.3%/2days  1996-'98  0.62    1996-98      89.2%
                                       sec
                                     72%/30
                                       sec


                                    CUSTOMER  SAFETY                                         BILLING
                                     SERVICE
                                     Telephone    Emergency Calls         Lost Time       On-cycle Meter
                                     Response                             Accidents          Reads
                                   years   %      years  % within 1     years    #         years      % (7)
                                    (1)  /time     (1)     hr (8)        (1)   incid.        (1)
                                          (4)                                   (6)

ComGas                            1997-98 35%/30   1998    98.5%       1996-'98 9.54      1/97-11/98  96.2%
                                           sec

Notes

(1)  Years upon which performance standard is based

(2) Minutes of interruptions per customer per year, excluding interruptions less than one minute

(3) Number of interruptions per customer per year, excluding interruptions less than one minute

(4)  Percentage of telephone calls answered within specified time

(5) Percentage of new customers who received service within specified time after completion of required permits and inspections

(6)  Average number of incidents per 100 full-time employees

(7)  Percentage of meters read on schedule

(8)  Emergency calls responded to within 60 minutes

(Exhs. JJJ-3; RDW-6)

B. Position of the Parties

1. Attorney General

The Attorney General asserts that the Joint Petitioners' proposed service quality plan would not provide adequate protection against degradation in the service provided to customers and suggests two modifications to the proposed plan (Attorney General Brief at 26-29). First, the Attorney General argues that the Department should establish maximum penalties equal to at least one percent of each company's annual revenue, in order to ensure maintenance of minimal service quality standards (id.). Second, the Attorney General proposes that the Department should require that the service quality plan include a performance measure based on statistics compiled by the Department's Consumer Division (id.). The Attorney General asserts that the Consumer Division statistics constitute the only data which lie outside the Joint Petitioners' control, and therefore provide an independent assessment of how well the companies are (1) handling service complaints, and (2) applying the Department's billing and termination regulations (id. at 28-29).

2. MIT/Harvard

MIT/Harvard asserts that, given the lack of a penalty provision, the proposed service quality plan does not provide adequate incentive to meet the established service quality targets (MIT/Harvard Initial Brief at 18).

3. AIM

AIM criticizes the Joint Petitioners' service quality plan for failing to include either penalties or Consumer Division statistics (AIM Brief at 12-13). AIM argues that any approval of the Rate Plan must provide for both of these features as a precondition to the merger (id.).

4. Joint Petitioners

The Joint Petitioners assert that their proposed service quality plan includes comprehensive and reliable performance measures and historic performance data that will allow the Department to determine whether there has been a degradation in the companies' service quality as a result of the merger (Joint Petitioners Brief at 26-29). The Joint Petitioners maintain that, because the historic performance data are based on multi-year periods, the data provide the Department with reasonable proxies against which to compare post-merger performance (id. at 28).

The Joint Petitioners state that the measures included in their proposed plan are based on the measures approved by the Department in previous gas merger proceedings, citing NIPSCO-Bay State Acquisition, D.T.E. 98-31 (1998); Eastern/Essex Acquisition, D.T.E. 98-27 (1998), with two exceptions: (1) the use of SAIDI and SAIFI to measure system reliability; and (2) the exclusion of complaint statistics provided by the Department's Consumer Division (Joint Petitioners Initial Brief at 27-28). The Joint Petitioners state that the use of a SAIDI and SAIFI to measure the duration and frequency of power outages is a "logical means of tracking the Companies' success in maintaining reliable electric service, the core function of an electric utility" (id. at 28).

With respect to the Consumer Division's complaint statistics, the Joint Petitioners state that they have not included these statistics in their service quality plan because: (1) the subjective nature of calls to the Department, and
(2) the likelihood of increased calls to the Department due to industry restructuring in both the electric and gas industries makes the use of these complaint statistics an unreliable indicator of the Joint Petitioners' service quality (id. at 28).(65)

Finally, the Joint Petitioners argue that, although the Department can take many actions under its general supervisory authority if service quality provided by a utility were to suffer, the Department lacks legal authority in this case to impose automatic monetary penalties in conjunction with the proposed Rate Plan (Joint Petitioners Reply Brief at 25-26). The Joint Petitioners maintain that, although the Act grants the Department authority to impose penalties for failing to meet service quality standards, these standards must be established in accordance with regulations that are developed to establish a comprehensive system of PBR (id.). The Joint Petitioners assert that, because regulations to establish and require performance-based rates have not yet been promulgated, no provision of the Department's governing statutes grants the Department the authority to impose monetary penalties (id.).(66)

C. Analysis and Findings

1. Introduction

The Department's position regarding service quality plans was expressed in Eastern-Essex Acquisition, D.T.E. 98-27 (1998), in which the Department stated that quality of service is an essential factor in reviewing a merger and that a service quality plan can be an important bulwark against deterioration of a company's quality of service. Eastern-Essex Acquisition, D.T.E. 98-27, at 32
(1998). The Department directed "companies filing requests for approval of mergers and acquisitions to include a service quality plan that is designed to prevent degradation of service following the merger." Id. at 33, n.27. In this section, the Department addresses whether the Joint Petitioners' proposed service quality plan would reasonably protect customers against degradation in the Joint Petitioners' performance. The Department addresses the major components of the proposed plan: (1) the proposed performance measures and (2) the proposed performance benchmarks. In addition, the Department addresses the absence of a penalty mechanism.

2. Performance Measures

As stated above, the Joint Petitioners' proposed service quality plan includes measures for four performance areas; system reliability, customer service, safety, and billing.(67) The Attorney General and AIM recommend that additional measures be included for customer service, based on statistics compiled by the Department's Consumer Division. For all of the regulated utilities in the Commonwealth, the Department's Consumer Division maintains a record of calls received by customers regarding a company's service quality and billing. The Department has directed companies to use the Consumer Division's data to establish benchmarks to assess service quality, in the context of both PBR plans and merger-related rate plans. See Eastern-Colonial Acquisition, D.T.E. 98-128, at 82-83 (1999); Eastern-Essex Acquisition, D.T.E. 98-27, at 39 (1998); Boston Gas Company, D.P.U. 96-50-C at 66-69 (1997).

The Consumer Division statistics can provide a useful measure of a company's service quality in that the number of customer calls logged by the Consumer Division could indicate inadequate communications between a company and its customers on matters concerning invoices, billing adjustments, or other service quality concerns. See Eastern-Colonial Acquisition, D.T.E. 98-128, at 82-83
(1999). Moreover, in cases where companies are merging, the Department concludes that the number of complaints made by the companies' customers to the Consumer Division provides a means to compare the companies' service quality pre- and post-merger. Id. Accordingly, the Department directs the Joint Petitioners to include, in the service quality plan for all of the companies, performance measures using the Consumer Division statistics that track customer complaint cases and customer bill adjustments. Other information may also prove pertinent and useful. The benchmarks for these measures shall be based on each company's performance during the three years preceding the performance year (e.g., for the year 2000, the benchmark will include the years 1997-1999). As in Eastern-Colonial Acquisition, D.T.E. 98-128, at 83 n.63 (1999), the Department directs the Joint Petitioners to work with the Department's General Counsel and the Consumer Division to adapt the Consumer Division data for use in the service quality index ("SQI). The results of this effort shall be filed within six months from the consummation of the merger.

While the Joint Petitioners may have concerns regarding the appropriateness of using statistics derived from the Consumer Division's data in the changing electric and gas industries, the appropriate forum to address these concerns is the generic proceeding that the Department will hold regarding PBR issues and service quality plans.(68) The Department may revise the measures using the Consumer Division statistics based on the results of the generic proceeding and based on the cooperative efforts of the Joint Petitioners, the Consumer Division, and the Department's General Counsel.

The Department finds that the service quality areas included in the proposed plan, system reliability, customer service, safety, and billing, are appropriate, noting that they are consistent with the service areas included in previous Department-approved plans. See Eastern-Colonial Acquisition, D.T.E. 98-128, at 74-83 (1999); NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 29-32
(1998); Eastern-Essex Acquisition, D.T.E. 98-27, at 32-39 (1998); Boston Gas Company, D.P.U. 96-50 (Phase One), at 307-308 (1996). The Department additionally finds that, with the inclusion of the Consumer Division statistics, the measures proposed to compare post-merger performance to pre-merger performance will allow the Department to determine whether there has been degradation of service. Accordingly, the Department approves the performance measures as proposed.

3. Performance Benchmarks

As stated above, the proposed Rate Plan includes performance benchmarks for each of the proposed measures, based on each company's actual performance during a specified historic periods. The purpose of the benchmarks is to represent the level of pre-merger performance that the Joint Petitioners would be expected to maintain (or exceed) during the post-merger period. A comparison of the companies' post-merger performance to the benchmark for each measure should allow the Department to determine whether there has been degradation of service. In this section, the Department identifies three benchmarks for Boston Edison and ComGas that, because of these companies' performance during the years on which the benchmarks were based, would not represent the level of pre-merger performance that the Joint Petitioners would be expected to maintain (or exceed) during the post-merger period and, therefore, would not allow the Department to determine whether there has been degradation of service.

The first such benchmark is associated with Boston Edison's telephone call answering measure, which was based on Boston Edison's performance during the three-year period 1996-1998. The record demonstrates that Boston Edison's performance in this area improved significantly during the years 1997 and 1998, when compared to its performance during 1996.(69) Boston Edison's witness testified that its performance in this area during 1996 was "less than ideal." As a result, Boston Edison undertook a "very focused effort" during 1997 to ensure that telephone calls were answered more quickly (Tr. 7, at 919, 966-967). Boston Edison implemented additional changes in its telephone answering operations during 1998 to balance the need to answer telephone calls quickly with the need to provide high quality service to its customers.(70) Boston Edison testified that, although its telephone answering statistics declined during 1998 (as compared to 1997), it believes that the overall quality of its service improved (Tr. 7, at 919-920). The Department finds that: (1) based on Boston Edison's testimony regarding its "less than ideal" performance in this area during 1996, and (2) because the "one and done" approach introduced during 1998 will continue to be in effect during the post-merger period, Boston Edison's telephone answering performance in 1996 and 1997 does not represent the level of pre-merger performance that Boston Edison should be expected to maintain (or exceed) during the post-merger period. Therefore, the Department rejects the use of 1996 and 1997 performance in the proposed benchmark for
Boston Edison's telephone call-answering-time performance measure. The Department finds that, in order for the telephone answering benchmark to represent the level of pre-merger performance that Boston Edison should be expected to attain (or exceed) during the post-merger period, the benchmark should be based on Boston Edison's performance during 1998.(71) Therefore, the Department directs the Joint Petitioners to use the values for 1998 included in Exhibit JJJ-3, Attachment B as the benchmark for this measure.(72)

The second benchmark identified by the Department is associated with Boston Edison's on-cycle meter readings, which was based on Boston Edison's performance during the three-year period 1996-1998. The record demonstrates that Boston Edison's performance in this area continually improved during the years 1996 through 1998.(73) The record also demonstrates that during the years 1996 and 1997, approximately 180,000 automatic meter reading ("AMR") devices were installed, with an additional 10,000 installed during 1998 and an additional 60,000 projected to be installed during 1999 (RR-DTE-14). Boston Edison testified that the recent installation of these devices was "one of the reasons" that contributed to Boston Edison's improved performance in this area (Tr. 7, at 974-975). The Department finds that, because of the significant number of AMR devices installed since the beginning of 1996, and the corresponding increase in on-cycle meter reads, Boston Edison's meter reading performance during 1996 and 1997 does not represent the level of pre-merger performance that Boston Edison should be expected to attain (or exceed) during the post-merger period. Therefore, the Department rejects the use of 1996 and 1997 performance in the proposed benchmark for Boston Edison's on-cycle meter read performance measure. The Department finds that, in order for the on-cycle meter read benchmark to represent the level of pre-merger performance that Boston Edison should be expected to attain (or exceed) during the post-merger period, the benchmark should be based on Boston Edison's performance during 1998. Therefore, the Department directs the Joint Petitioners to use the value for 1998 included in Exhibit JJJ-3, Attachment E (92.5 percent) as the benchmark for this measure.

The third benchmark identified by the Department is associated with Commmonwealth Gas' telephone call answering time measure, which was based on ComGas' performance during 1997-1998.(74) The Petitioners acknowledged that ComGas' performance during 1997 and most of 1998 was not "what we would want to see happen. We would much prefer that these [numbers] improve. Our internal goal would clearly be to at least exceed 50 percent within 30 seconds" (Tr. 7, at 984-985). The Department finds that ComGas' historic performance clearly does not represent the level of pre-merger performance that ComGas should be expected to maintain (or exceed) during the post-merger period. Therefore, the Department rejects the Joint Petitioners' proposed benchmark for ComGas' telephone-call-answering time performance measure. The record is not clear regarding an appropriate benchmark for this measure. Therefore, the Department directs ComGas to track its 1999 performance in this area and submit this information to the Department by January 31, 2000. The Department will determine the appropriate benchmark at that time.

4. Penalty Mechanism

As stated above, the proposed service quality plan does not include a mechanism to penalize the companies for degradation in service. The Department previously has found that a penalty provision is an important and necessary component of a service quality plan in that it provides companies with a direct financial incentive motivation to meet or exceed established performance standards. See NIPSCO-Bay State Acquisition, D.T.E. 98-31 at 31-32 (1998); Boston Gas Company, D.P.U. 96-50-C at 71-72 (1997); Boston Gas Company, D.P.U. 96-50 (Phase One) at 310 (1996);(75) NYNEX Price Cap, D.P.U. 94-50, at 235-238 (1995). In addition, in our orders on previous merger cases, the Department has stated that we will investigate establishing penalties at such time that the companies file their completed service quality plans. See Eastern-Colonial Acquisition, D.T.E. 98-128, at 78-79 (1999); Eastern-Essex Acquisition, D.T.E. 98-27, at 34 (1998).

The Joint Petitioners' proposed service quality plan does not include a mechanism to penalize the companies for degradation in service. Consequently, the plan may not provide the companies with the direct financial incentive or motivation to meet or exceed the established benchmarks, which the Department has previously found necessary. Eastern-Essex Acquisition, D.T.E. 98-27, at 33
(1998). Therefore, the Department directs the Joint Petitioners to file a proposal for a penalty mechanism within six months of the date of the closing of the merger. The Department will then investigate establishing a penalty provision as part of the Joint Petitioners' SQIs as a disincentive or safeguard against the degradation of service. Eastern-Colonial Acquisition, D.T.E. 98-128, at 78-79 (1999); Eastern-Essex Acquisition, D.T.E. 98-27, at 33 (1998).

VIII. CONFIRMATION OF FRANCHISE RIGHTS

A. Introduction

The Joint Petitioners have requested that the Department confirm that no transfer of the franchise rights of Boston Edison, Cambridge Electric, ComElectric, or ComGas will result from the merger and, therefore, no approval by the Massachusetts General Court is required under G.L. c. 164, ss. 21 (Petition at 4-5). Although the Joint Petitioners restated their request on brief, the intervenors did not submit briefs on this issue.

B. Analysis and Findings

While the Joint Petitioners have proposed to consolidate many of the operations of Boston Edison, Cambridge Electric, ComElectric, and ComGas, the corporate existence of these distribution companies would continue after the merger of BEC Energy and ComEnergy System as if no merger had taken place. No sale of assets or surrender of these distribution companies' ability to provide service is proposed here. There will merely be a wholesale change in the stock ownership of these companies from shareholders of BEC Energy and ComEnergy System to shareholders of Nstar.(76) Thus, the Department finds that no transfer of any franchise rights would result from this merger, and that no legislative approval under G.L. c. 164, ss. 21 is required.

IX. ORDER

Accordingly, after due notice, hearing and consideration, it is

ORDERED: That pursuant to G.L. c. 164, ss. 94, and subject to the terms or conditions of this Order, the Rate Plan for Boston Edison Company, Cambridge Electric Light Company, Commonwealth Electric Company, and Commonwealth Gas Company is hereby approved; and it is

FURTHER ORDERED: That, it is confirmed that upon consummation of the merger of BEC Energy and Commonwealth Energy System, Boston Edison Company, Cambridge Electric Light Company, Commonwealth Electric Company, and Commonwealth Gas Company shall have all rights, powers, privileges, franchises, properties, real, personal or mixed, and immunities to engage in all activities in all the cities and towns in which Boston Edison Company, Cambridge Electric Light Company, Commonwealth Electric Company, and Commonwealth Gas Company were engaged in immediately prior to the merger, and that further action pursuant to G.L. c.
164, ss. 21 is not required to consummate the merger of BEC Energy and Commonwealth Energy System; and it is

FURTHER ORDERED: That a copy of the journal entries, or a schedule summarizing such entries, recording the effect of the merger shall be filed with the Department upon consummation of the merger.

FURTHER ORDERED: That the Petitioners shall comply with all directives contained in this Order.

By Order of the Department,

_____________________________________ Janet Gail Besser, Chair

_____________________________________ James Connelly, Commissioner



_____________________________________
W. Robert Keating, Commissioner


_____________________________________
Paul B. Vasington, Commissioner


_____________________________________
Eugene J. Sullivan, Jr., Commissioner

Appeal as to matters of law from any final decision, order or ruling of the Commission may be taken to the Supreme Judicial Court by an aggrieved party in interest by the filing of a written petition praying that the Order of the Commission be modified or set aside in whole or in part.

Such petition for appeal shall be filed with the Secretary of the Commission within twenty days after the date of service of the decision, order or ruling of the Commission, or within such further time as the Commission may allow upon request filed prior to the expiration of twenty days after the date of service of said decision, order or ruling. Within ten days after such petition has been filed, the appealing party shall enter the appeal in the Supreme Judicial Court sitting in Suffolk County by filing a copy thereof with the Clerk of said Court. (Sec. 5, Chapter 25, G.L. Ter. Ed., as most recently amended by Chapter 485 of the Acts of 1971).


1. A wholly-owned subsidiary of BEC Energy, a Massachusetts business trust.

2. Cambridge Electric, ComElectric, and ComGas are wholly-owned subsidiaries of Commonwealth Energy System, a Massachusetts business trust.

3. To effect the merger, Nstar has created two limited liability companies, BEC Acquisition Company LLC, and CES Acquisition LLC (Exh. JJJ-1 (Supp.) at 1). BEC Energy will merge with BEC Acquisition LLC, with BEC Energy as the surviving entity (id.). ComEnergy System will merge with CES Acquisition LLC, with ComEnergy System as the surviving entity (id.).

4. The Joint Petitioners reported that BEC Energy and ComEnergy System are expected to operate for some indeterminate period after the merger as subholding companies of Nstar (Tr. 5, at 471-472).

5. The Joint Petitioners characterize the rate freeze as a unilateral commitment that does not affect the rights of the Department or the Attorney General to seek a review of rates in accordance with G.L. c. 164, ss. 93 (Tr. 6, at 830-831).

6. Transmission rates are regulated by the Federal Energy Regulatory Commission ("FERC").

7. The Rate Plan proposes to allow the Joint Petitioners' companies to increase distribution rates to include cost changes resulting from exogenous factors such as changes in tax laws, accounting changes and regulatory, judicial or legislative changes (Exh. JJJ-1, at 6).

8. "An Act Relative to Restructuring the Electric Utility Industry in the Commonwealth, Regulating the Provision of Electricity and Other Services, and Promoting Enhanced Consumer Protection Therein," St. 1997, c. 164.

9. An acquisition premium represents the difference between the acquisition price and the net book value of the acquired company. Eastern-Colonial Acquisition, D.T.E. 98-128, at 4 n.4 (1999); Mergers and Acquisitions, D.P.U. 93-167-A at 9 (1994). Accounting rules require that any acquisition premium paid be recorded on the books of the acquired company and be amortized over a period not to exceed 40 years (Exhs. JSM-1, at 8; DTE 1-14). Eastern-Colonial Acquisition, D.T.E. 98-128, at 4 n.4 (1999).

10. The merger provides for an exchange ratio of one Nstar share for each BEC Energy share (Exh. JJJ-2 (Supp.) at 6).

11. With the exception of some of the system integration costs, the costs to achieve the merger and the acquisition premium will be final shortly after consummation of the merger, and will be reported to the Department in the 90-day post-closing filing (Tr. 5, at 486; Tr. 8, at 1042-1043).

12. The Joint Petitioners report that the accounting for ratemaking purposes may deviate from the manner in which the merger-related costs will be booked for financial reporting purposes (Tr. 8, at 1031).

13. The Joint Petitioners will report in their 90-day, post-merger filing an accounting of the taxable and non-taxable portions of the transaction costs (Tr. 8, at 1042-1043).

14. The Department notes that a finding that a proposed merger or acquisition would probably yield a net benefit does not mean that such a transaction must yield a net benefit to satisfy G.L. c. 164, ss. 96 and Boston Edison Company, D.P.U. 850.

15. The Attorney General's price cap formula consists of an inflation index less a productivity factor.

16. The Attorney General defines the consumer dividend factor as the expected future rate of productivity growth among regulated firms, including improvements arising from the change from cost of service-based regulation to PBR (Exh. AG-1, at 2-3).

17. The Attorney General defines accumulated inefficiencies as inefficiencies built into a utility's base rates because of the historical use of cost of service regulation, estimated as the difference between the actual efficiency level of the firm and the "best practice" level that can be currently observed (Exh. AG-1, at 3).

18. DOER describes its rate adder as a mechanism to be applied to the Joint Petitioners' distribution rates to account for merger-related savings during the first four years of the Rate Plan (Exh. LAC at 29).

19. In D.P.U./D.T.E. 97-111, the Department stated that it would conduct a thorough review of the distribution rates of Cambridge Electric and ComElectric. D.P.U./D.T.E. 97-111, at 40. Such a review was not conducted as a part of our investigation, and we will not mandate it prior to the end of the rate freeze. While review of the rates for Cambridge Electric and ComElectric will likely not take place before the end of the rate freeze, it could if the need for an earlier review is otherwise demonstrated.

20. Threshold requirements were also examined in NIPSCO-Bay State Acquisition, D.T.E. 98-31, at 18 (1998).

21.  In  accordance  with  220  C.M.R.   ss.  1.10(3),   the  Department   takes
administrative notice of Colonial's 1998 annual report.

22. These threshold levels are equal to approximately between 0.147 to 0.150 percent of the Joint Petitioners' 1998 operating revenues.

23. The proposed distribution rate increase for Cambridge Electric is:

(0.268 cents/KWH + 0.100 cents/KWH) - (0.145 cents/KWH) = 0.223 cents/KWH.

The proposed distribution rate increase for ComElectric is:

(0.268 cents/KWH + 0.100 cents/KWH) - (0.207 cents/KWH) = 0.161 cents/KWH.

24. In their filing, the Joint Petitioners proposed an adjustment of 0.269 cents per KWH for Cambridge Electric (Exh. RDW-1, at 12-13). During evidentiary hearings, the Joint Petitioners' witness testified that $579,150 in DSM-related revenues should have been subtracted from Cambridge Electric's distribution revenue requirement when, in fact, they were inadvertently subtracted from its transition charge revenue requirement (Tr. 6, at 785-786). Accordingly, the Joint Petitioners propose to reduce the Rate Plan's adjustment in distribution rates for Cambridge Electric from 0.269 cents per KWH to 0.223 cents per KWH (Petitioners Reply Brief at 23).

25. As we noted in Section V.A.4, above, this proceeding is not a general rate case; therefore, the Department does not consider it necessary or appropriate to use this petition as a forum to conduct the cost allocation analysis discussed in D.P.U./D.T.E. 97-111.

26. Directors and officers tail coverage provides liability insurance coverage for former directors for claims arising out of, but raised subsequent to, their terms of service as directors or officers (Exh. TJF-5U, at 1).

27. Expenditures made after the year 2003 will be expensed in the year they are incurred (Exh. JJJ-1, at 9).

28.  Nuclear  ownership  was at issue until the  conveyance  of Boston  Edison's
Pilgrim Nuclear Power Station to Entergy in July, 1999. Divestiture of the nuclear plant was approved by the Department in Boston Edison Company, D.T.E. 98-119 (1999) as the first sale of a nuclear plant to a merchant owner in the United States.

29. This estimate was developed by multiplying the imputed purchase and exchange price per ComEnergy System share of $44.10 by approximately 21.5 million outstanding shares. (Exh. JJJ-1, at 4).

30. DOER notes that both Boston Edison and ComEnergy promoted the control premium standard as the appropriate measure for the acquisition premium in Mergers and Acquisitions (DOER Initial Brief at 22, n.4, citing Mergers and Acquisitions, D.P.U. 94-167-A at 15 (1994)).

31. In this context, "least cost" refers to limiting recovery to the amount necessary to permit a beneficial merger to be completed, after a petitioner has made such a demonstration (Exh. LAC at 14-15).

32. As noted in the Standard of Review discussion, above at Section IV, the instant petition presents some novel features that bear out Mergers and Acquisitions' prediction that case-by-case review would prove warranted.

33. In Eastern-Colonial Acquisition, D.T.E. 98-128, at 98-100 (1999), the Department approved a return on Eastern Enterprises' cash investment of $144 million that was used as part of the acquisition of Colonial, upon a demonstration that the use of this cash reduced the overall cost of the merger. In this case, the Joint Petitioners have not sought a return on any portion of the acquisition premium (Tr. 5, at 477-478).

34. Concerns over the effect of "pyramiding" acquisition premiums in terms of utility rate base was a driving force behind the Department's adoption of an original cost rate base policy. See Report of the Special Commission on Control and Conduct of Public Utilities, D.P.U. 3243, at 54 (1930). No case since Mergers and Acquisitions has presented this issue; and so we need do no more than note it for future reference.

35. DOER correctly notes that the selling company would have the opportunity to recover its unamortized acquisition premium through negotiations with the purchaser.

36. The estimated $24 million in pre-merger initiatives is included in the $667 million savings estimate (Exh. TJF-5A, at 1-5).

37. The Joint  Petitioners noted that  decentralization  of certain functions or
activities   may  be   necessary  to  avoid   over-centralization   and  promote
accountability (Exh. TJF-1, at 33).

38. The Cambridge Electric and ComElectric load consists of power being supplied by Select Energy under a contract that expires at the end of 1999 (Tr. 7, at 854). The remaining 36 percent is provided by the Southern Company under a contract that expires in 2005 (Tr. 7, at 854).

39. The Department discussed the pertinence and utility of rate case precedent to G.L. c. 164, ss. 96 determinations in Eastern-Colonial Acquisition, where we stated that rate case precedent provide analogies that may be analytically useful. Eastern-Colonial Acquisition, D.T.E. 98-128, at 19 n.22 (1999).

40. DOER states that under this approach, once the unit entered commercial operation, and the company demonstrated a "need" for the facility and that the decision to construct the facility was generally prudent, costs would be included in rates and would remain provided that the facility continued to be "used and useful" (DOER Brief at 13).

41. DOER notes that the "least cost" standard is consistent with what is set forth in the Mergers and Acquisitions, which suggests that the recovery of the acquisition premium be limited to the minimum amount necessary to permit a merger to be completed and only after the company has made such demonstration. Further, DOER states that failure to address these established standards, the Petitioners have not complied with Department's traditional goal in ratemaking to procure the least-cost energy service. (DOER Initial Brief at 15, citing Boston Gas Company, D.P.U. 96-50 (Phase I) at 242-243 (1996)).

42. MIT/Harvard argues that the Joint Petitioners' characterization of the merger-related saving as substantial, permanent, quantifiable, and benefitting ratepayers while refusing to demonstrate when and how these savings will be allocated to ratepayers violates the just and reasonable standard in establishing appropriate rates (See MIT/Harvard Brief at 15; MIT/Harvard Reply Brief at 6).

43. MIT/Harvard states that when the amortization of the non-cash portion of the acquisition premium is excluded, the EPS is substantially higher (MIT/Harvard Brief at 17).

44. AIM states that the Department has endorsed policies that allow utilities to recover reasonable merger-related costs, as long as ratepayers are at least as well off with the merger as they would be without it (AIM Brief at 7, citing Eastern-Essex Acquisition). In this proceeding, since the proposed merger will leave ratepayers in a better position absent the merger, AIM contends that the Department should reject the Petitioners' proposal (AIM Brief at 7).

45. AIM notes that the Department will consider merger-related expenses on a case-by-case basis. AIM states that in this case, preapproval of merger-related costs without a showing of immediate and real customer benefits results in substantial shareholder benefits (AIM Brief at 9; AIM Reply Brief at 2).

46. AIM contends that unless the Department requires guaranteed merger-related savings in turn for the recovery of an acquisition premium, ratepayers absorb a high level of risk. AIM asserts that this violates the Department's precedent which requires a balancing of risk and rewards among shareholders and ratepayers (AIM Brief at 11).

47. The "rate adder" proposed by MIT/Harvard's witness is a mechanism that would identify, on an average basis over the four-year Rate Plan, the merger-related costs and savings projected by the Joint Petitioners (Exh. LAC at 29). The rate adder will cease to apply at the end of the Rate Plan, at which time the Joint Petitioners would be permitted to file a rate case to adjust their rates to include additional savings, or reasonable merger-related costs as may be recognized in a test year (id. at 29-30). Under this mechanism, merger-related costs would be recoverable to the extent justified by clearly-identified merger-related savings (id. at 30).

48. The Joint Petitioners calculate that the savings over the first 10 years result in a benefit-cost ratio for ratepayers of almost two-to-one, over $600 million in merger-related savings vs. $340 million amortization (Joint Petitioners Brief at 17). Over the next 30 years, the Joint Petitioners state that the benefit-cost ratio expands to six-to-one as the remainder of the $4-$5 billion in savings for the next 40 years is offset by the $20.6 million per year amortization of the remaining acquisition premium. Thereafter, the Joint Petitioners assert that ratepayers receive all of the savings "in perpetuity" (id.).

49. This requirement is consistent with the legitimate expectation of shareholders that common stock earnings will not be diluted as a result of the merger. Because the costs described above will have a significant and direct effect on earnings, a portion of the synergies that will be achieved by the merger that are sufficient to recover the merger-related investment must be retained" (Exh. JJJ-3, at 10).

50. In approving that petition, the Department cautioned that petitioners who in the future sought to rely on future filings to demonstrate the presence of merger-related benefits would not have met their burden to justify approval of merger-related costs under G.L. c. 164, ss. 96. NIPSCO/Bay State Acquisition, D.T.E. 98-31, at 68 (1998).

51. $500 million in recoverable acquisition premiums multiplied by combined federal-state tax rate of 39.225 percent, and divided by 40 years.

52. The Department considers the acquisition premium, if recovery is sought, to be one of the costs that must be examined in evaluating the costs and benefits of a proposed merger. Mergers and Acquisitions, D.P.U. 93-167-A at 18-19.

53. The Department has noted that a finding that a proposed merger or acquisition would probably yield a net benefit does not mean that such a transaction must yield a net benefit to satisfy D.P.U. 850. Eastern-Essex Acquisition, D.T.E. 98-27, at 8 (1998).

54. This calculation uses a return on equity that corresponds to those returns recently granted by the Department. Eastern-Colonial Acquisition, D.T.E. 98-128, at 52-53 (1999).

55. PV30 = (20.6/(1+.11)) + (20.6/(1+.11)2) + ... + (20.6/(1+.11)30)

56. $308.7 million in costs over ten years, plus $179.0 million present value costs after year ten.

57. The point was raised by AIM that the incentive for savings is strongest during the rate freeze. The reporting requirement described here addresses AIM's concern.

58. APB 16 is a subsection of GAAP that specifies the rules to follow when entering into a business combination (Exhs. DTE 1-33; MIT/Harvard 1-36; Tr. 5, at 479). APB 16 prescribes the allocation of costs of an acquiring company to the assets acquired in a business combination recorded under purchase accounting (Exhs. DTE 1-13; MIT/Harvard 1-36).

59. The Joint Petitioners claimed that, as a practical matter, the fair market value of the unregulated affiliates was not likely to be significantly above book value. This correspondence is because approximately 80 percent of the book value of its nonregulated assets are represented by (1) the MATEP cogeneration facilities, which were only recently acquired by Advanced Energy Systems, a subsidiary of ComEnergy System, and (2) several real estate operations for which the related land is in the process of being sold off (RR-DTE-6; Tr. 5, at 487-488).

60. By way of example, assuming for purposes of illustration that the fair market value of ComEnergy System's unregulated subsidiaries with a book value of approximately $50 million is equal to 110 percent of their book value, or $55 million, the Joint Petitioners explained that $55 million would be deducted from the total purchase price of approximately $950 million, leaving a net acquisition premium of approximately $895 associated with regulated operations (RR-DTE-6). The difference between this $895 million and ComEnergy System's book value of approximately $400 million, or $495 million, would be allocated among the regulated subsidiaries of ComEnergy System and BEC Energy (id.).

61. As an example of traditional allocation methods, the Joint Petitioners provided the allocation study reviewed by the Department in Cambridge Electric Light Company, D.P.U. 92-250 (1993) (Exh. RDW-5).

62. Merger-related costs and savings are estimated by the Joint Petitioners for the entire corporate organization combining BEC Energy and ComEnergy System without any distinction between regulated and unregulated affiliates nor among the four regulated companies (Exhs. AG 3-1; AG 3-2; Tr. 3, at 244-245; Tr. 4, at 398, 439). However, the Joint Petitioners claim that approximately five percent or less of each individual category of cost savings can be attributed to the unregulated businesses (Tr. 4, at 398).

63. The specified time for this performance measure is 30 seconds for Cambridge Electric and ComElectric, and both 20 and 30 seconds for Boston Edison.

64. The specified time for this performance measure is 5 days for Cambridge Electric and ComElectric, and 2 days for Boston Edison.

65. The Joint Petitioners add that the exclusion of the complaint statistics is not meant as a criticism of either the quality of the statistics or the important role that the Consumer Division plays in dealing with consumer inquiries (Joint Petitioners Reply Brief at 27).

66. The Joint Petitioners state that the proposed Rate Plan is not a PBR proposal, noting that, in Eastern-Essex Acquisition, D.T.E. 98-27, at 16 (1998), the Department determined that a multi-year freeze proposed in the context of a merger-related rate plan does not constitute a PBR proposal (Joint Petitioners Reply Brief at 26).

67. Only the last three categories would apply to ComGas.

68. As indicated in Eastern-Colonial Acquisition, D.T.E. 98-128 (1999), the Department will open a generic proceeding to exercise the discretionary authority granted by G.L. c. 164, ss. 1E regarding PBR, by Order of Notice issued on or about October 1, 1999. Id. at 16, n.20.

69. During 1996, BECo personnel answered 52.7 percent of telephone calls within 20 seconds, and 55.9 percent of telephone calls within 30 seconds. The corresponding numbers for 1997 are 81.9 percent of calls answered calls within 20 seconds, and 84 percent of calls within 30 seconds; for 1998, BECo personnel answered 75.2 percent of telephone calls within 20 seconds, and 77.3 percent of telephone calls within 30 seconds. The proposed benchmarks of 70 percent of telephone calls answered within 20 seconds, and 72 percent of telephone calls within 30 seconds were calculated as the average of the value for the years 1996-1998 (Exh. JJJ-3, Att. B).

70. BECo referred to the new system as a "one and done" focus, in which the person answering the telephone call takes "ownership" of the caller's concerns and issues (Tr. 7, at 919).

71. The Department notes that BECo's telephone answering performance during the first four months of 1999 are consistent with its performance during the same months of 1998 (see RR-DTE-12).

72. These values are 75.2 percent of telephone calls answered within 20 seconds, and 77.3 percent of telephone calls within 30 seconds (Exh. JJJ-3, Att. B).

73. During 1996, 84.6 percent of customers' meters were read on-cycle. During 1997, 90.4 percent of customers' meters were read on-cycle. Finally, during 1998, 92.5 percent of customers' meters were read on-cycle (Exh. JJJ-3, Att. E). Boston Edison's performance during the first three months of 1999 represents a further improvement over the corresponding period in 1998 (RR-DTE-14).

74. During 1997, ComGas personnel answered 39 percent of telephone calls within 30 seconds. The corresponding numbers for 1998 are 31 percent of calls answered calls within 30 seconds (Exh. RDW-6, Att. 8).

75. The penalty provision of this order is the subject of appeal in Boston Gas Company v. Department of Public Utilities, SJC-07970.

76. As noted in Section III, above, BEC Energy and ComEnergy System are expected to operate, at least temporarily, as subholding companies of Nstar.